DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06027888

March 14, 2006

No ACT

Gloria Santona
Executive Vice President,
General Counsel and Secretary
McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/14/2006

Re: McDonald's Corporation
Incoming letter dated January 13, 2006

Dear Ms. Santona:

This is in response to your letter dated January 13, 2006 concerning the shareholder proposal submitted to McDonald's by Michael R. Levin. We also have received a letter from the proponent dated January 24, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Michael R, Levin
1863 Kiest Avenue
Northbrook, IL 60062

63908

Gloria Santona
Executive Vice President
General Counsel and Secretary
McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523
(630) 623-3373
Fax: (630) 623-0497

January 13, 2006

Via Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Michael R. Levin

Ladies and Gentlemen:

I am the Executive Vice President, General Counsel and Secretary of McDonald's Corporation, and I am submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission of McDonald's intention to exclude from its proxy materials for its 2006 annual meeting of stockholders a shareholder proposal and its supporting statement (the "Proposal") submitted by Michael R. Levin (the "Proponent"). A copy of the Proposal and the accompanying letter from the Proponent are attached as Exhibit A. McDonald's requests that the Staff confirm that it will not recommend any enforcement action to the Commission if, for the reasons set forth below, McDonald's excludes the Proposal from its proxy materials. McDonald's currently intends to file its definitive proxy materials with the Commission on or about April 7, 2006.

Pursuant to Rule 14a-8(j), I am furnishing the Staff with six copies of this letter and the attached exhibit I am also furnishing copies of the no action letters cited herein. A copy of this letter also is being provided simultaneously to the Proponent.

The Proposal

The Proposal seeks shareholder approval of the following resolution:

RESOLVED: Shareholders request the Board of Directors adopt and implement a comprehensive risk strategy that is both consistent with and based on independent research into and analysis of the overall level of variability in financial results that investors expect from their investments in McDonald's, with necessary steps to implement this strategy to include but not be limited to:

- Reduce substantially McDonald's levels of cash and other sources of working capital
- Issue only floating rate debt, and converting existing fixed-rate debt to floating-rate
- Eliminate stand-by debt facilities
- Eliminate the purchase of all hedging instruments, including all forms of insurance, currency derivatives, and interest rate derivatives.

The Proposal is Excludable under Rule 14a-8(i)(7) and 14(a)-8(i)(3)

McDonald's believes it may exclude the Proposal from its proxy materials because (i) the Proposal deals with a matter relating to McDonald's ordinary business operations within the meaning of Rule 14a-8(i)(7) and (ii) the Proposal contains false and misleading statements and therefore is contrary to the Commission's rules within the meaning of Rule 14a-8(i)(3).

The Proposal Deals with McDonald's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to exclude a proposal that deals with a matter relating to a company's ordinary business operations. The Commission has noted that the policy underlying the ordinary business exclusion rests on two policy considerations. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *SEC Release No. 34-40018 (May 21, 1998)*. Second, a shareholder proposal should not "seek to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* Clearly, the Proposal seeks to do both of these things.

The Proposal seeks to subject ordinary business decisions and related transactions to direct shareholder oversight. The Proposal requests that the Board of Directors adopt and implement a comprehensive risk strategy, and calls for the strategy to include reducing McDonald's levels of cash and other sources of working capital, issuing only floating rate debt, eliminating stand-by credit facilities and eliminating the purchase of hedging instruments (including insurance and derivatives). Decisions concerning risk management, insurance, cash management, debt levels and financing alternatives are inherently functions that are handled by a corporation's management under the supervision of its board of directors. The ability to make these decisions is fundamental to management's ability to manage the financial condition and operations of the corporation and, as such, is not an appropriate subject for direct shareholder oversight.

In addition, the Proposal seeks to "micro-manage" McDonald's by limiting the types of risk management transactions that McDonald's would be able to enter into and by specifying the types of financing alternatives and risk management instruments that McDonald's could consider. Decisions concerning risk management, insurance, cash management, debt levels and financing alternatives are inherently based on complex financial, tax, accounting and business considerations that are generally outside the knowledge and expertise of shareholders. The average shareholder would have difficulty understanding, much less evaluating, the risk management and financing alternatives that are available to and appropriate for McDonald's.

The Staff has previously taken the position that proposals relating to risk management, corporate strategy and financing decisions relate to ordinary business operations and therefore may be excluded under Rule 14a-8(i)(7). See e.g., *Newmont Mining Corporation* (February 4, 2004) (proposal requested a comprehensive report on the risk to the company's operations, profitability and reputation of its social and environmental liabilities); *The Chubb Corporation* (January 25, 2004) (proposal requested a report providing a comprehensive assessment of company's strategies to address the impact of climate change); *Merck & Co., Inc.* (February 9, 2001) (proposal sought to influence pricing policies and research and development efforts); *Harken Energy Corp.* (March 30, 2001) (proposal called for shareholder approval of financings involving issuance of stock); *Willamette Industries, Inc.* (March 20, 2001) (proposal requested a report on environmental issues and efforts to resolve them, including an estimate of the worst case financial exposure due to environmental and other matters; Staff stated that the evaluation of risk relates to a company's ordinary business operations); *The Mead Corporation* (January 31, 2001), (proposal excludable on grounds that it focused on environmental liability methodology and evaluation of risk); *Sempra Energy* (February 7, 2000) (proposal related to investment of funds derived from utility operations and the means of financing utility services); *General Electric Company* (February 15, 2000) (proposal excludable on the grounds that sources of financing constitute ordinary business operations).

Based on the foregoing, McDonald's believes that the Proposal relates to matters that involve McDonald's ordinary business operations and therefore are excludable from the proxy materials pursuant to Rule 14a-8(i)(7).

The Proposal Violates Rule 14a-9

Rule 14a-8(i)(3) permits a company to exclude a proposal if the proposal or its supporting statement is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." In *Staff Legal Bulletin No. 14B* (September 15, 2004), the Staff indicated that it will consider arguments for exclusion under Rule 14a-8(i)(3) when (i) the proposal or supporting statement includes factual statements that are materially false and misleading or (ii) the proposal is "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

The Proposal contains false and misleading statements about the nature and cost of McDonalds Risk Management Strategies

As a basis for the Proposal, the Proponent states that "McDonald's Corporation lacks a comprehensive, consistent approach to risk taking and risk management." This statement is false and misleading because McDonald's has a comprehensive strategy and approach to risk management which is monitored by McDonald's management and its board of directors and which addresses financial risk as well as other types of risks that McDonald's considers in its operations. McDonald's shareholders might be led by this false statement to believe that, unless they approve the Proposal, McDonald's will have no strategy for managing risk.

The Proponent further states that McDonald's current risk strategies "appear to cost McDonald's approximately $200 million in annual cash flow, or approximately $0.10 per common equity share." This assertion is made without any explanation of how the calculation was made or any reference to information on which it is based. As this statement, which is repeated later in the supporting statement, contains the only objectively verifiable statement in the Proposal, it is particularly significant that the Proponent offers no basis for the calculation. The purported calculation of the cost to McDonald's of its risk management strategy is further suspect because the Proponent submitted substantially an identical proposal in 2001, and it contained the same estimate of the cost of McDonald's risk strategies.

Finally, the Proponent states that investors as a group have a "higher tolerance for variability" than McDonald's management and that investors as a group "care much less than executives do about individual sources of risk." These statements are subjective, unverifiable, and merely an expression of the Proponent's opinion, advanced as a "fact" for the purpose of implying that management is acting inconsistently with shareholders' interests. Further, McDonald's believes that its compensation and stock ownership policies properly align the interests of its management with the interests of its shareholders. The expression of these implausible opinions as though they were facts may mislead investors to believe that management is demonstrably acting inconsistently with the wishes of shareholders and that approval of the Proposal is necessary to protect the interests of shareholders.

The Proposal contains unfounded statements that impugn management's character

The Proponent asserts that McDonald's "risk management programs reflect considerable risk aversion, based in part on McDonald's executives' inaccurate, incomplete, and isolated views of many of the risks in the QSR business." The Proponent further alleges that McDonald's executives "over-react" to individual sources of variability. Such assertions call into question management's competence and make the Proposal excludable based on Note (b) to Rule 14a-9, which states that information is misleading if it "directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

The Proposal is vague

The Proposal calls for the Board of Directors to "implement a comprehensive risk strategy that is both consistent with and based on independent research into and analysis of the overall level of variability in financial results that investors expect from their investment." This statement provides very little guidance to McDonald's or its shareholders regarding what exactly is being proposed. It is not clear what "independent research" would guide the formulation of this new risk strategy. Even less clear is how the policy would be made consistent with the "overall level of variability in financial results that investors expect from their investment." The expectations of investors vary from individual to individual, and in any case no independent researcher could know how to assess investors' expectations regarding "variability in financial results." The phrase is so vague that McDonald's would be as hard-pressed to implement it as McDonald's shareholders would be to understand what they were being asked to approve.

Based on the foregoing, McDonald's believes that the Proposal and the supporting statement are false and misleading and, therefore, are excludable from the proxy materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

Conclusion

For the foregoing reasons, we respectfully request that the Staff concur in our view that the Proposal may be omitted from the Proxy materials.

If you have any questions or need additional information, please free to contact me at (630) 623-3373 or Carol Vix, Senior Counsel, at (630) 623-3107. When a written response to this letter is available, I would appreciate your sending it to me by fax at (630) 623-3512 and to the Proponent by fax at (847) 291-3840.

Sincerely,

Gloria Santona
Executive Vice President,
General Counsel and Secretary

cc: Michael R. Levin
Enclosures
Doc. No. 253051

MICHAEL R. LEVIN
1863 KIEST AVENUE
NORTHBROOK, ILLINOIS 60062

EXHIBIT A

DEC 07 2005

Legal Dept.

December 5, 2005

VIA FACSIMILE to +1.630.623.8005 and US Mail

Ms. Gloria Santona
Corporate Secretary
McDonald's Corporation
McDonald's Plaza
Oak Brook, IL 60523

Re: Shareholder Proposal

Dear Ms. Santona,

We have beneficially owned shares of McDonald's Corporation ("McDonald's") valued at more than $2,000 for more than one year, and we expect to continue ownership through the date of McDonald's next annual meeting. Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 we hereby submit the following shareholder proposal and supporting statement for inclusion in McDonald's proxy statement for the next annual meeting of stockholders or any earlier meeting.

***

Whereas: McDonald's Corporation lacks a comprehensive, consistent approach to risk taking and risk management. In many areas, risk management approaches, practices and programs reflect a harmful risk aversion that negates its otherwise aggressive risk taking. Taken together, these risk management approaches, practices and programs appear to cost McDonald's approximately $200 million in annual cash flow, or approximately $0.10 per common equity share, without having a material impact on the variability of aggregate financial results. These risk management programs represent overly conservative risk avoidance that is inconsistent with investor expectations for McDonald's riskiness within investor portfolios.

Resolved: Shareholders request the Board of Directors adopt and implement a comprehensive risk strategy that is both consistent with and based on independent research into and analysis of the overall level of variability in financial results that investors expect from their investment in McDonald's, with necessary steps to implement this strategy to include but not be limited to:

- reduce substantially McDonald's levels of cash and other sources of working capital
- issue only floating rate debt, and converting existing fixed-rate debt to floating-rate
- eliminate stand-by debt facilities
- eliminate the purchase of all hedging instruments, including all forms of insurance, currency derivatives, and interest rate derivatives.

Supporting statement
By adopting a comprehensive risk strategy, and by implementing it in at least in the identified areas, McDonald's will increase annual cash flow by approximately $200 million, or approximately $0.10 per common equity share, without a material increase in the variability of McDonald's aggregate financial results and corresponding increase in economic capital. This figure is based on analyses of publicly available information from McDonald's and comparable firms, and could in fact increase as McDonald's implements a comprehensive risk strategy in other areas, such as agricultural commodity price hedging or product quality.

McDonald's risk management programs reflect considerable risk aversion, based in part on McDonald's executives' inaccurate, incomplete, and isolated views of many of the risks in the QSR business. Both established theory and available evidence suggests that McDonald's executives over-react to individual sources of variability, and design and implement risk management programs that respond as absolutely and completely as possible to what they perceive as material risks. McDonald's investors view a firm differently, as a logical collection of risks that generate an aggregate performance, and care much less than executives do about individual sources of risk. Furthermore, investors typically have a higher tolerance for variability than executives, with executives thinking that many more events are material than investors think are material.

A vote FOR this proposal is a vote to align executive risk taking with shareholder risk appetite.

***

Please feel free to contact me at 847.291.3431 with any questions.

Very truly yours,

Michael R. Levin

Securities Exchange Act of 1934 -- 14a-8(i)(7)

February 4, 2004

[*1] **Newmont Mining** Corporation

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 4, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: **Newmont Mining** Corporation
Incoming letter dated December 19, 2003

The proposal requests the board to publish a comprehensive report on the risk to the company's operations, profitability and reputation from its social and environmental liabilities.

There appears to be some basis for your view that **Newmont Mining** may exclude the proposal under rule 14a-8(i)(7), as relating to ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if **Newmont Mining** omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which **Newmont Mining** relies.

Sincerely,

Song P. Brandon
Attorney-Advisor

INQUIRY-1: WHITE & CASE
LIMITED LIABILITY PARTNERSHIP

1155 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10036-2787

TELEPHONE: (1-212) 819-8200
FACSIMILE: (1-212) 354-8113

December 19, 2003

Office of Chief Counsel
[*2] Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Newmont Mining** Corporation
Statement of Reasons for Omission of Shareholder
Proposal Pursuant to Exhange Act Rule 14a-8(j)

Ladies and Gentlemen:

On behalf of our client **Newmont Mining** Corporation, a Delaware corporation ("Newmont" or the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in reference to the Company's intention to omit the Shareholder Proposal attached hereto as Exhibit A (the "Proposal") filed by Boston Common Asset Management, LLC on behalf the Brethren Benefit Trust, Inc. (the "Proponent"). We hereby request that the staff of the Division of Corporation Finance (the "Staff") not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on one or more of the interpretations of Exchange Act Rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials.

The Proposal

The Proposal states "that the shareholders request the Board of Directors of **Newmont [*3] Mining** publish a comprehensive report, prepared at a reasonable cost and omitting proprietary information, on the risk to the company's operations, profitability and reputation from its social and environmental liabilities and make this report available to shareholders by May 1, 2005."

For the reasons set forth below, the Company believes that the Proposal may be omitted from its proxy materials.

Discussion of Reasons for Omission

The Proposal should be considered a matter of ordinary business operations. Exchange Act Rule 14a-8(i)(7) permits a registrant to omit a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations." In accordance with this rule, the Staff has consistently permitted the exclusion of proposals that require a company to prepare a special report on a particular aspect of the conduct of its ordinary business operations, even in cases where such proposal would not require the taking of any particular action by the company with respect to such business operations. In Exchange Act Release No. 34-20091 (August 16, 1983), the Commission specifically addressed the issue of the excludability under Exchange Act

Rule **[*4]** 14a-8(c)(7) (the predecessor to the current Rule 14a-8(i)(7)) of proposals requesting reports on matters which relate to a company's ordinary business operations. According to this Release, a proposal will be excludable pursuant to the Exchange Act Rule if the subject matter of the special report involves a matter of ordinary business. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998). This general policy rests on two primary considerations: (i) that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 40018 (May 21, 1998).

In our **[*5]** judgment, the Proposal fits squarely within the category of proposals meant for exclusion pursuant to Rule 14a-8(i)(7). The Proposal's focus is the operations and profitability of the Company, which are issues exclusively under the aegis of the Board of Directors. The Proponent does not request that the Company adhere to any principles or policies. Instead, the Proposal seeks an analysis of the economic risks related to the Company's business activities and, in particular, certain of its liabilities. Evaluation of risks in financial terms, however, is a fundamental part of ordinary business operations and is best left to management and the Board of Directors. *See Xcel Energy Inc.* (available April 1, 2003) (excluding proposal which urged that the company's board of directors issue a report disclosing the economic risks associated with the company's past, present and future emissions of certain gases and the public stance of the company regarding efforts to reduce these emissions); *Mead Corporation* (available January 31, 2001) (excluding proposal related to a request for a report of the company's environmental risks in financial terms). The Proposal is similar to those in **[*6]** *Xcel Energy Inc.* and *Mead Corporation.*

Furthermore, the Staff has consistently allowed omission of proposals seeking financial disclosures beyond those that the registrant is required to make on the basis that such proposals relate to the conduct of ordinary business. *See, e.g., WPS Resources Corp.* (available January 23, 1997); *American Telephone and Telegraph Company* (available January 29, 1993); *American Stores Company* (available April 7, 1992); *Potomac Electric Power Company* (March 1, 1991); *Pacific Gas and Electric Company* (available December 13, 1989); *Minnesota Mining and Manufacturing Company* (available March 23, 1988); *Arizona Public Service Company* (available February 22, 1985). Moreover, the Staff has not objected to omission of such proposals even though they did not specifically request that the financial information be included in a periodic report but rather sought disclosure of the information to shareholders supplementally. *Mead Corporation* (available January 31, 2001); *American Telephone and Telegraph Company* (available January 29, 1993); *Arizona Public Service Company* (available February 22, 1985). The Commission already **[*7]** regulates disclosure by companies to ensure that shareholders and potential investors have sufficient information to make informed decisions about such companies, including any known risks and uncertainties that might have future material financial impact on such company. The decision to disclose information in addition to that which is required by the Commission is properly left to the judgment of the Company's Board of Directors and management as a matter relating to the conduct of ordinary business operations. Therefore, the Company believes that the Proposal is also excludable pursuant to the above reasoning.

While proposals involving business matters that are mundane in nature may be excluded from a company's proxy materials based upon Rule 14a-8(i)(7), proposals that raise social policy issues so significant that a shareholder vote on the matter is appropriate may not be excluded on such basis. Exchange Act Release No. 12999 (November 22, 1976); Exchange Act Release No. 40018 (May 21, 1998). However, as noted above, the Proposal does not identify a social policy issue that the Company is requested to review or address nor does it require that the report address or remedy any **[*8]** social issues. Accordingly, the Proposal does not raise a "sufficiently significant social policy issue" so as to bring it outside of Rule 14a-8(i)(7). Exchange

Act Release No. 40018 (May 21, 1998). Instead, the Proposal merely addresses the ordinary business of the Company.

The Company may also properly exclude the Proposal under Exchange Act Rule 14a-8(i)(3) because it contains impermissibly misleading and vague language, thereby violating Rule 14a-9. The preamble and the Proponent's statement in support of the Proposal include statements which have no basis in fact, or omit to state relevant information, and which the Company considers to be false and misleading in violation of the Commission's proxy rules. They thus violate Rule 14a-9. Note (b) of Rule 14a-9 states the following as an example of what may be misleading within the meaning of the Rule: "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

The preamble to the Proposal states: *"A recent study by the Mineral Policy Center found that mining companies* **[*9]** *have vastly understated their long-term environmental liabilities and have not posted reclamation bonds sufficient to cover these costs."*

The Proponent attempts to lend unwarranted and authoritative credibility to the Mineral Policy Center, an environmental advocacy group that, according to its own website, "is a non-profit environmental organization dedicated to protecting communities and the environment, nationally and internationally, by preventing the environmental impacts associated with irresponsible mining and mineral development, and by cleaning up pollution caused by past mining." The Proponent neglects to point this out and instead present the Mineral Policy Center analysis as unbiased and neutral, which it is not.

The preamble to the Proposal also states the following:

"These liabilities, including environmental clean-up costs, compensation to displaced or aggrieved local communities and related legal expenses, may total hundreds of millions of dollars, thus representing a signficant cost.

"Perceived environmental and social problems caused by the company's operations, including mining or proposed mining in protected areas, have led to community opposition in Peru, **[*10]** *Indonesia, Ghana and the United States, resulting in considerable company expenditure on community relations."*

"Just as customers have demanded "conflict-free" diamonds, gold purchasers may begin to demand verifiable commitments to social and environmental responsibility from gold producers."

The Proponent's statement in support of the Proposal further states: *"Such disclosure would help shareholders assess the risk to the company's operations, profitability and reputation. It would also help Newmont develop effective policies and practices on mining in protected areas, reclamation bonding, and building effective partnerships with important stakeholders including its customers, government regulators and the local communities in which the company operates."*

These statements cited above are speculative and contain broad generalizations and assumptions that are not supported by fact. The above sentences need factual support or otherwise should be deleted.

In addition, phrases such as:

. "aggrieved local communities"

. "perceived environmental and social problems"

. "impacts of . . . .its arrangements with security forces in areas of conflict"

are negative **[*11]** innuendo. These phrases should be deleted.

Furthermore, the preamble included in the Proposal states:

"Newmont currently does not disclose to shareholders adequate information related to the environmental, human rights and labor impacts of its operations or its arrangements with security forces in areas of conflict."

Such assertion suggests that the Company does not comply with current rules and standards governing disclosure of environmental risks and other risks and uncertainties related to its operations. Accordingly, such assertion creates a false or misleading impression of the Company since it implicates the Company in improper or illegal conduct without factual foundation. Therefore, such assertion makes the Proposal excludable under Rule 14a-8(i)(3).

Pursuant to Exchange Act Rule 14a-8(j)(2), filed herewith are six copies of this letter as well as six copies of the Proposal which includes a supporting statement from the Proponent. We would very much appreciate a response from the Staff on this no-action request as soon as practicable so that the Company can meet its timetable in preparing its proxy materials. If you have any questions or require additional information **[*12]** concerning this matter, please call Maureen Brundage of this Firm at (212) 819-8314.

Very truly yours,

White & Case, LLP

Exhibit A

BOSTON COMMON
ASSET MANAGEMENT, LLC

84 State Street, Suite 1000
Boston MA 02109
Tel: (617) 720 5557
Fax: (617) 720 5665
www.bostoncommonasset.com

Mr. Wayne Murdy
Chairman and CEO
Newmont Mining Corporation
1700 Lincoln Street
Denver, CO 80203

Mr. Britt Banks
Vice President, General Counsel and Secretary
Newmont Mining Corporation
1700 Lincoln Street
Denver, CO 80203

Sent via fax to 303-837-5837 and via FedEx

Dear Mr. Murdy and Mr. Banks:

The Brethren Benefit Trust, Inc., (BBT) is the financial arm of the Church of the Brethren. BBT holds approximately 3,100 shares of **Newmont Mining** Corporation common stock. Our client, BBT, has authorized us to file the enclosed shareholder proposal on their behalf. As a religiously sponsored organization, BBT seeks to reflect its values, principles and mission in its investment decisions.

We appreciate that **Newmont Mining's** management states that it is committed to applying the highest standards in relation to the environment and the communities in which it operates. As the world's **[*13]** largest gold producer, we believe that **Newmont Mining** can and should be the leader in its industry in implementing its commitment to sustainable development.

However, as shareholders, we remain concerned that **Newmont Mining** has not fully disclosed adequate information regarding to its impact on the environment and communities in which it operates. In addition, we require further information on how **Newmont Mining** will address the risk to its operations, profitability and reputation from its social and environmental liabilities.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2004 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Act"). BBT is the beneficial owner, as defined in Rule 13d-3 of the Act, of the above mentioned number of shares. BBT has held at least $ 2,000 in market value of these securities for more than one year and will continue to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting. Verification of ownership is enclosed.

We are sponsoring this resolution as the primary filer. A representative of **[*14]** the filers will attend the stockholders' meeting to move the resolution as required.

We appreciate the time that your colleagues, Dr. Chris Anderson and Dr. Helen McDonald, have spent in conversation and correspondence with us on these important issues. Interest in the role gold producers can play in sustainable development is high amongst our colleagues in social investment community and members of the Interfaith Center on Corporate Responsibility. We hope that we may continue our shareholder dialogue and reach a mutually satisfactory agreement that may allow us to withdraw our proposal.

Please send correspondence related to this matter to my attention to Boston Common Asset Management, 84 State Street, Suite 1000, Boston, MA 02109. I can be reached by phone at (617) 720-5557, via fax at (617) 720-5665, or via email at lcompere@bostoncommonasset.com, if you have any questions.

Sincerely,

Lauren Compere
Chief Administrative Officer

ATTACHMENT 1

SOCIAL AND ENVIRONMENTAL LIABILITIES REPORT

WHEREAS:

We believe that a significant threat to the long-term profitability of **Newmont Mining** is the risk to the company's operations, profitability and reputation from its **[*15]** social and environmental liabilities;

These liabilities, including environmental clean-up costs, compensation to displaced or aggrieved local communities and related legal expenses, may total hundreds of millions of dollars, thus representing a significant cost;

A recent study by the Mineral Policy Center found that mining companies have vastly understated their long-term environmental clean-up liabilities and have not posted reclamation bonds sufficient to cover these costs;

Newmont currently does not disclose to shareholders adequate information related to the environmental, human rights and labor impacts of its operations or its arrangements with security forces in areas of conflict;

Perceived environmental and social problems caused by the company's operations, including mining or proposed mining in protected areas, have led to community opposition in Peru, Indonesia, Ghana and the United States, resulting in considerable company expenditure on community relations;

With recent acquisitions Newmont's global presence and exposure to these liabilities has increased;

The company has positioned itself as an industry leader in sustainable development, including maintaining **[*16]** its "social license to operate," and thus faces a risk to its reputation if it does not take concrete, transparent, and independently verifiable steps to implement these commitments;

Just as customers have demanded "conflict-free" diamonds, gold purchasers may begin to demand verifiable commitments to social and environmental responsibility from gold producers;

THEREFORE BE IT RESOLVED that the shareholders request the Board of Directors of **Newmont Mining** to publish a comprehensive report, prepared at reasonable cost and omitting proprietary information, on the risk to the company's operations, profitability and reputation from its social and environmental liabilities and make this report available to shareholder by May 1, 2005.

ATTACHMENT 2

SUPPORTING STATEMENT

We believe that as the world's largest gold producer, Newmont should take a leadership role in its industry around disclosure of its social and environmental liabilities.

Such disclosure would help shareholders assess the risk to the company's operations, profitability and reputation. It would also help Newmont develop effective policies and practices on mining in protected areas, reclamation bonding, **[*17]** and building effective partnerships with important stakeholders, including its customers, government regulators and the local communities in which the company operates;

The proposed report should address the following environmental and social risks:

. The company's policy on operating in protected areas as defined by local or international bodies

. The company's policy on allowing independent, third-party assessment of financial assurance amounts for its existing and proposed mines and posting sufficient reclamation bonds for all operations

. The company's policy on disclosure of information on the environmental, human rights and labor impacts of its operations, consistent with the public's right to know about toxic releases and transfers as exemplified by the proposed U.S. International Right to Know legislation. This would also include disclosure of the existence and nature of its arrangements with local security forces

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7)

January 25, 2004

[*1] The **Chubb** Corporation

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 25, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The **Chubb** Corporation
Incoming letter dated December 17, 2003

The proposal requests that the board of directors prepare a report providing a comprehensive assessment of **Chubb's** strategies to address the impacts of climate change on its business.

There appears to be some basis for your view that **Chubb** may exclude the proposal under rule 14a-8(i)(7), as relating to **Chubb's** ordinary business operations (i.e., evaluation of risks and benefits). Accordingly, we will not recommend enforcement action to the Commission if **Chubb** omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Attorney-Advisor
Daniel Greenspan

INQUIRY-1: PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242
Tel: (941) 349-6164
Email: pmneuhauser@aol.com

January 21, 2004

Via fax

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance
[*2]
Re: Shareholder Proposal Submitted to The **Chubb** Corporation.

Dear Sir/Madam:

I have been asked by Walden Asset Management, Domini Social Investments LLC, Trillium Asset Management Corporation (on behalf of one of their clients), The Needmore Foundation, The Glenmary Home Missioners and the Congregation of the Sisters of St. Joseph of Brighton (who are collectively referred to hereinafter as the "Proponents"), who are beneficial owners of 107,150 shares of common stock of The **Chubb** Corporation (hereinafter referred to either as "**Chubb**" or the "Company"), and who have submitted (together with other shareholders owning 49,300 shares of common stock of **Chubb)** a shareholder proposal to **Chubb,** to respond to the letter dated December 17, 2003, sent to the Securities & Exchange Commission by Gibson, Dunn & Crutcher on behalf of the Company, in which **Chubb** contends that the Proponents' shareholder proposal may be excluded from the Company's year 2004 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion **[*3]** that the Proponent's shareholder proposal must be included in **Chubb's** year 2004 proxy statement and that it is not excludable by virtue of the cited rule.

The proposal calls for the Company to report on "its strategies to address the impacts of global warming on its business".

RULE 14a-8(i)(7)

In order for a shareholder proposal to be excludable by virtue of Rule 14a-8(i)(7), the proposal must not only pertain to a matter of ordinary company business, but it must also fail to raise a significant policy issue. Thus, Rel 34-40018 (May 21, 1998) states:

> However, proposals relating to such matters but focusing on sufficiently significant social policy issues ... generally would not be considered to be excludable, because the proposals would

transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

The Staff has consistently ruled that shareholder proposals relating to global warming raise such significant policy considerations that Rule 14a-8(i)(7) is inapplicable to them. *American Standard Companies, Inc.* (March 18, 2002); *Occidental Petroleum Corporation* (March 7, 2002); *Citigroup, Inc* (February **[*4]** 27, 2002); *Exxon Corporation* (January 30, 1990).

On the merits of why global warming is a significant policy issue for registrants, we refer the Staff to (i) the report entitled "Corporate Governance and Climate Change: Making the Connection", written by Douglas Cogan of the Investor Responsibility Research Center and published in June 2003 (the "IRRC Report", a copy of which will be supplied to the Staff upon request); and (ii) the extensive discussion of that topic in the letters by the undersigned to the Staff, which appear in *2002 SEC No Act. LEXIS 396* (the *American Standard Companies, Inc.* no-action letter of March 18, 2002.) and in *2002 SEC No Act. LEXIS 352* (the *Occidental Petroleum Corporation* no-action letter of March 7, 2002).

We note in particular that the Staff ruled in the *Citicorp* letter, cited above, that such inquiries about climate change raise significant policy issues not only for issuers that are major polluters, but also for registrants whose operations do not themselves create major pollution, but whose operations could presumably be affected by climate change. Consequently, shareholder proposals **[*5]** concerning climate change are appropriate for insurers, such as the Company.

The Company argues accurately that the Staff has carved out an exception to this rule for climate change shareholder proposals that request a "risk assessment" on the ground that assessing risks is a part of the ordinary business operations of a registrant (whether an insurance company or not) rather than a significant policy issue. We believe that the Company's argument should nevertheless be rejected for two reasons. Firstly, we respectfully request the Staff to reverse its position and to determine that this exception is inapplicable to insurance companies; and, secondly, that even if the exception is maintained by the Staff, it is inapplicable to the Proponents' shareholder proposal.

The exception should not be applied to insurance companies because of the potential impact that climate change may have on future shareholder value. (See e.g., the second and third paragraph of the Proponents' supporting statement.)

Thus, the 120 page IRRC Report, in its opening sentences of its Executive Summary on page 1, states:

> This report examines how 20 of the world's biggest corporate emitters of greenhouse gases **[*6]** are factoring climate change into their business strategies and governance strategies. Significant investment risks and opportunities lie ahead.

The IRRC Report notes (pages 2-3) that, at the Board level, 17 of the 20 companies reviewed "conduct a formal board-level review of climate change and monitor company response strategy".

Such board-level review is not an indication that the matter being dealt with (the risks and opportunities resulting from climate change) is a matter of "ordinary business" but rather that it is a matter of long term strategy about which shareholder may properly inquire. (Indeed, 12 of the 20 companies included reports on climate change in their 10-Ks.)

Such board-level review is especially needed for insurance companies since they may be the ultimate payers for damages caused by floods, drought, pollution and other consequences of climate change. (See, e.g., paragraphs four and five of the Proponents' supporting statement.)

In short, the risks related to global warming are unlike ordinary risk underwriting that would normally be engaged in by an insurer and would constitute ordinary business ("what should our premium be for next year?"), but rather are **[*7]** long term strategic risks that impact the long-range strategy and planning of the Company. Thus, the assessment of such strategic risks is not a matter of ordinary business.

Secondly, in any event, the Proponents' shareholder proposal is quite unlike those proposals that the Staff has found to be ordinary business. For example, in the *Cinergy* and *Xcel Energy* letters, the registrant was requested to do a risk assessment comparing future (speculative) costs against the costs of immediate action. No such comparable request appears in the Proponents' shareholder proposal. On the contrary, it requests that the Company report on its "strategies to address the impacts of climate change on its business". Similarly, the Company's reliance on the letter in *American International Group* is misplaced. In that letter the shareholder proposal requested not a strategic review, but rather (in the words of the Staff) "the company's evaluation of risk for the purposes of setting insurance premiums". That is not the case in the instant situation. On the contrary, the Proponents are requesting a strategic review of the impacts of climate change on the Company. (Cf. the *Citicorp* letter, **[*8]** cited above.) They are most emphatically not seeking an evaluation to help set premiums.

For the foregoing reasons, the Proponents shareholder proposal is not excludable by virtue of Rule 14a-8(i)(7).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

INQUIRY-2: GIBSON, DUNN & CRUTCHER LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
blane@gibsondunn.com
Direct Dial
(202) 887-3646
Fax No.
(202) 530-9589

December 17, 2003

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of Walden Asset Management et al.*
Securities **[*9]** *Exchange Act of 1934--Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, The **Chubb** Corporation. (the "Company"), to omit from its proxy statement and form of proxy for the Company's 2004 Annual Meeting of Shareholders (collectively, the "2004 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Walden Asset Management (the "Proponent"). The Proposal requests that the Company's Board of Directors "prepare a report, at reasonable cost and omitting proprietary information, made available to shareholders by September 30, 2004, providing a comprehensive assessment of **Chubb's** strategies to address the impacts of climate change on its business." The Proposal is attached hereto as Exhibit A.

On behalf of our client, we hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal from its 2004 Proxy Materials. We respectfully request that the staff of the Division (the "Staff") concur in our view that the Proposal is excludable under Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations. **[*10]**

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachment. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponent and the co-sponsors, informing them of the Company's intention to omit the Proposal from the 2004 Proxy Materials. The Proposal is co-sponsored by Connecticut Retirement Plans and Trust Funds, Trillium Asset Management, Domini Social Investing LLC, The Congregation of Sisters of St. Joseph of Brighton, The Needmor Foundation, Izetta Smith and Glenmary Home Missioners. This letter and its attachments are being mailed on this date to these shareholders. The Company intends to file its definitive 2004 Proxy Materials on or after March 6, 2004. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive materials and form of proxy with the Securities and Exchange Commission (the "SEC").

ANALYSIS

The Proposal Should Be Excluded under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to the Company's Ordinary Business Operations.

The Proposal may be properly omitted **[*11]** pursuant to Rule 14a-8(i)(7) because the Proposal encompasses matters relating to the Company's ordinary business operations. Specifically, the Proposal requests that the Board of Directors "prepare a report [...] made available to shareholders by September 30, 2004, providing a comprehensive assessment of **Chubb's** strategies to address the impacts of climate change on its business." The Proposal indicates that the main objective of the Proposal is not to address any particular policy, but rather to assess the Company's strategies to mitigate and manage the possible risks associated with climate change. As more frilly explained below, there is strong precedent that shareholder proposals seeking appraisals of the economic risks and benefits of climate change come within the ambit of ordinary business operations.

Rule 14a-8(i)(7) permits the omission of shareholder proposals dealing with matters relating to the Company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, **[*12]** since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release contemplated that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals.

In *American International Group Inc.* ("AIG") (avail. Mar. 17, 1998), the Staff permitted the exclusion of a shareholder proposal requesting that the board of directors of an insurance provider review and report on the Company's anticipated property loss and/or health care liabilities potentially caused by global warming and on the Company's public policy stance on global warming as it related to its loss prevention activities. The Staff noted that the *AIG* proposal was excludable under the predecessor to Rule 14a-8(i)(7) as "relating to the company's ordinary business operations" (i.e., "the company's evaluation of risk for the purpose of setting insurance premiums"). Like the *AIG* proposal, the Proposal comes within Rule 14a-8(i)(7) because it focuses on the Company's policies and practices for risk management, loss liability **[*13]** assessment and loss prevention strategies as they relate to climate change.

Specifically, the Proposal focuses on the potential coverage implications for the Company's liability insurance offerings to directors and officers *(see* Proposal Paragraph 6), as well as the "potential risks and opportunities related to actions stemming from climate change" *(see* Proposal Paragraph 4). The Company's property and casualty operations utilize a variety of actuarial methods and assumptions in order to estimate net losses and loss expenses. Its historical and estimated loss experience directly affects the type, characteristics and amounts of property and casualty insurance marketed by the Company. The impact of climate change on the Company's business is only one factor among many that are considered in evaluating and designing its property and casualty insurance operations. Along with a number of other factors, climate change has a bearing on how the Company evaluates various risks, accounts for those risks in writing insurance policies and pricing its products and generally conducts its business in light of those risks. By considering all of these factors (and their relative weightings), **[*14]** the Company establishes its estimated net losses and loss reserves and sets premiums. As a provider of property, casualty and liability insurance, the Company's core business centers on management and evaluation of these types of risks; thus, the Proposal's request for a report relates to the Company's "ordinary business operations."

Similarly, in both *Xcel Energy Inc.* (avail. April 1, 2003) and *Cinergy Corp.* (avail. Dec. 23, 2002), shareholder proposals urged the boards of directors to issue a report disclosing "the economic risks associated with the Company's past, present and future emissions" [of several greenhouse gases], "the public stance of the company regarding efforts to reduce these emissions, and the economic benefits of committing to a substantial reduction of those emissions related to its current business activities." The Staff found that these proposals related to ordinary business matters, and therefore were excludable under Rule 14a-8(i)(7), as they related to "evaluation of risks and benefits," of an "ordinary business operation." Like the *Xcel Energy* and *Cinergy* proposals, the Proposal address the potential costs and risks for the Company associated **[*15]** with climate change. The substance of the Proposal would require the Company to engage in a complex risk management analysis about which shareholders, as a group, would not be in a position to make an informed judgment. The Proposal thus falls squarely within the category of proposals that the Commission intended to permit registrants to exclude under Rule 14a-8(i)(7).

Further, like the proposal deemed excludable in *Xcel Energy,* the Proposal seeks to impose a specific time frame on this complicated risk evaluation. Despite the Proponent's admission that the Company must (and does) evaluate the potential implications of climate change as part of a larger effort to manage its "Catastrophe Exposure," the Proposal calls for a report containing further detail within a discrete amount of time (by September 30, 2004). *(See* Proposal Paragraph 10). This request evidences a lack of understanding of the complexity of long term risk analysis for the purposes of setting insurance premiums and determining liabilities. The subject matter of the report involves a matter of ordinary business that is subject to ongoing evaluation by the management of the Company. As the Commission noted in **[*16]** Exchange Act Release No. 34-20091 (Aug. 16, 1983), where the subject matter of a special report involves a matter of ordinary business, the proposal will be excludable under Rule 14a-8(c)(7) (predecessor of Rule 14a-8(i)(7)). The requested report is precisely the type of report contemplated by Release No. 34-20091; by requesting a report by a specific deadline on matters of ordinary business that must, by their nature, be evaluated on a long term and ongoing basis, the Proposal seeks to "micro manage" the Company and is excludable under Rule 14a-8(i)(7).

Additionally, in ***Chubb*** *Corp.* (avail. Feb. 10, 1998), the Staff permitted exclusion of a comparable proposal requesting that the board review and report on the company's anticipated liabilities due to property loss and/or health care costs potentially caused by climate change based on a finding that the proposal related to ordinary business operations. *See also CIGNA Corp.* (avail. Feb. 10, 1998); *Allstate Insurance Co.* (avail. Jan. 30, 1998); (permitting exclusion of the same proposal). While the Proposal is different in form from the 1998 ***Chubb*** *Corp.* proposal, it is not different in kind because the requested report **[*17]** would include an assessment of the Company's liabilities due to property loss and/or health care costs potentially caused by climate change. As the Staff has already deemed these matters to be excludable as matters of ordinary business, the entire Proposal is excludable pursuant to Rule 14a-8(i)(7).

The Proposal is also distinguishable from a series of no-action letters denying no-action relief under Rule 14a-8(i)(7) and its predecessor where the shareholder proposals explicitly requested consideration of an industry-wide change and a report assessing the company's possible contributions to climate change *(e.g.,* by quantifying the company's total greenhouse emissions). *See, e.g., American Standard Companies, Inc.* (avail. Mar. 18, 2002). In contrast, the Proposal is company-specific *(see* Proposal Paragraph 9) rather than suggesting consideration of an industry-wide change.

Monitoring of financial risks, including those associated with potential issues created by climate change, is an integral part of running the Company. As the Proponent points out in the Proposal, the Company's Annual Report notes that the Company continues to "explore and analyze" information concerning **[*18]** the impact of global climate change on the Company's potential exposure under insurance policies. *(See* Proposal Paragraph 10). This analysis is central to the Company's business of monitoring financial risks and assessing their potential effects on its liabilities; as such, it is best left to the Board of Directors and the Company's management.

The fact that the Proposal calls for a report analyzing ordinary business matters does not change the analysis. Even if only part of the proposal were ordinary business, the whole proposal would be excludable. *See, e.g., E*Trade Group, Inc.* (avail. Oct. 31, 2000) (concluding that even though only two out of four of the mechanisms suggested by the proponent implicated ordinary business matters, the entire proposal should be omitted); *M&F Worldwide Corp.* (avail. Mar. 29, 2000); *Associated Estates Realty Corp.* (avail. Mar. 23,

2000); *General Electric Company* (avail. Feb. 10, 2000); *The Warnaco Group, Inc.* (avail. Mar. 21, 1999); *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999); *Kmart Corporation* (avail. Mar. 12, 1999); and *Z-Seven Fund, Inc.* (avail. Nov. 3, 1999).

In sum, since the Proposal focuses on the Company's **[*19]** evaluation of risk for the purposes of setting insurance premiums, the Proposal relates to the Company's ordinary business matters. Therefore, we believe that the Proposal may be excluded under Rule 14a-8(i)(7).

***

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (202) 887-3646, if we can be of any further assistance in this matter.

Sincerely,

Brian J. Lane

ATTACHMENT 1

RESOLVED: The shareholders request that the Board of Directors prepare a report, at reasonable cost and omitting proprietary information, made available to shareholders by September 30, 2004, providing a comprehensive assessment of **Chubb's** strategies to address the impacts of climate change on its business.

SUPPORTING STATEMENTS:
. We believe the human contribution to climate change has become widely accepted among the scientific community. Legislation, regulation, litigation, and other responses to climate change seem likely.

. "In global warming, we are facing an enormous risk to the U.S. economy and retirement finds that Wall Street has so far chosen to ignore." (Philip Angelides, Treasurer of California) Some of the nation's largest pension funds have formed the Investor Network on Climate Risk to address "the potential financial upheaval from climate change." *(New York Times,* 11/22/2003)

. In November 2003, as a part of the Carbon Disclosure Project, 87 institutional investors representing over $ 9 trillion in assets wrote to the 500 largest companies by market capitalization asking for relevant information concerning greenhouse gas emissions. According to the Project Coordinator, "There are potential business risks and opportunities related to actions stemming from climate change that have implications for the value of shareholdings in corporations worldwide."

. Munich Re's 2002 Annual Report states that climate related catastrophes are the greatest cost to the industry. Of the 35 largest natural catastrophes that cost insurers over [euro]1 billion, only two were not climate related. Climate change may lead to increased erratic and extreme weather events, resulting in serious environmental and public health impacts.

. Swiss Re sees inaction on climate change as a possible liability for directors and officers (D&O), and is considering potential coverage implications for insured companies that do not address climate change risks. As D&O liability insurance is a significant part of **Chubb's** business, we believe investors should know how the company is addressing this issue.

. We believe proactive behavior in the European Union, Japan and elsewhere may put U.S. companies at a competitive disadvantage globally. Of 84 signatories to the United Nations Environmental Programme Financial Initiatives Insurance Industry Initiative, only three are North American companies. **Chubb** is not a signatory. (http://unepfi.net/iii/index.htm, 11/2/03)

. "Catastrophe insurers can't simply extrapolate past experience. If there is truly 'global warming,' for example, the odds would shift, since tiny changes in atmospheric conditions can produce momentous changes in weather patterns." (Warren Buffet, Chairman, Berkshire Hathaway, 1993)

. With property and casualty customers in 29 countries, we believe **Chubb** is exposed to climate risks. For example, its subsidiaries **Chubb** Re and Bellemead Development Corporation, and its insurance products for ocean marine, vacation homes, and health care organizations may be affected by erratic weather patterns and extreme weather.

. **Chubb's** Annual Report has, since 1997, stated under the heading *Catastrophe Exposure,* "We also continue to explore and analyze credible scientific evidence, including the impact of global climate change, that may affect our potential exposure under insurance policies." **Chubb** has not responded to investor requests for additional information.

ATTACHMENT 2

WALDEN ASSET MANAGEMENT
A Division of Boston Trust & Investment Management Company
40 Court Street
Boston, MA 02106
Tel. (617) 726-7250 or (800) 282-8782
Fax. (617) 227-3664

November 24, 2002

Henry G. Gulick
Vice President and Secretary of **Chubb**
The Chubb Corporation
15 Mountain View Road
P.O. Box 1615
Warren, New Jersey 07061-1615

Dear Mr. Gulick,

Walden Asset Management holds more than 55,000 shares of **Chubb** Corporation on behalf of clients whose portfolios seek to achieve social **[*20]** as well as financial objectives. Walden Asset Management, a division of Boston Trust & Investment Management, is an investment manager with $ 1.2 billion in assets under management.

Our clients believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. As research is proliferating that indicates companies taking steps to address the risks associated with global climate change will benefit from enhanced shareholder value, we have been, on behalf of our clients, working to address climate change in a variety of ways.

In October, Walden Asset Management, Trillium Asset Management, Domini Social Investments, and the Connecticut Retirement Plans and Trust Funds wrote to John Finnegan, **Chubb's** Chief Executive Officer requesting a meeting with **Chubb** to discuss climate change. As there has been no response from **Chubb,** we are filing the enclosed resolution to meet the deadline, which is only days away. Our hope remains to engage in a meaningful conversation with **Chubb** on the issue of climate change.

We are submitting the enclosed shareholder proposal for inclusion in the 2004 proxy statement, in accordance with Rule 14a-8 of the **[*21]** General Rules and Regulations of the Securities Exchange Act of 1934. Walden Asset Management is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above-mentioned number of shares. We have been a shareholder for more than one year and will provide verification of our ownership position upon request. We will continue to invest in at least the requisite number of shares for proxy resolutions through the stockholders meeting. A representative of the filers will attend the stockholders meeting to move the resolution as required by the SEC rules.

While other investors plan to join us in filing this stockholder proposal, Walden will act as primary contact with **Chubb.** We look forward to hearing from you and hope that there will be an opportunity to come to a mutually satisfying agreement that will enable us to withdraw the shareholder resolution.

Please send correspondence related to this matter to the attention of Meredith Benton, Walden Asset Management, 40 Court Street, Boston, MA 02108. She can be reached by phone at (617) 726-7125, by fax at (617) 227-3664, or by e-mail at mbenton@bostontrust.com.

We look forward to your response.

Sincerely,
[*22]
Meredith Benton
Social Research & Advocacy

Timothy Smith
Director of Socially Responsive Investing

ATTACHMENT 3

State of Connecticut
Office of the Treasurer
55 ELM STREET
HARTFORD, CONNECTICUT 06106-1773
TELEPHONE: (860) 702-3000

November 25, 2003

Henry G. Gulick
Vice President and Secretary
The **Chubb** Corporation
15 Mountain View Road
P.O. Box 1615
Warren, New Jersey 07061-1615

Dear Mr. Gulick:

The purpose of this letter is to inform you that the Connecticut Retirement Plans and Trust Funds ("CRPTF") is co-sponsoring the resolution submitted by Walden Asset Management - a copy of which is attached.

As the Assistant State Treasurer, I hereby certify that CRPTF has been a shareholder of the minimum number of shares required of your company for the past year. Furthermore, as of November 24, 2003, the CRPTF held 49,000 shares of **Chubb** Corporation stock valued at approximately $ 3,155,600. The CRPTF will continue to own the **Chubb** shares through the annual meeting date.

Please do not hesitate to contact Donald Kirshbaum, Investment Officer for Policy at (860) 702-3164, if you have any questions or comments concerning this resolution.

Sincerely,

Meredith Miller
Assistant **[*23]** Treasurer for Policy

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7)

February 9, 2001

[*1] Merck & Co., Inc.

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 9, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: **Merck** & Co., Inc.
Incoming letter dated December 26, 2000

The proposal provides that, in an effort to control costs of prescription drugs, **Merck** should scrutinize units engaged in research and development, dismantle those with sustained substandard records, and dismiss senior members of the scientific staff who meet the criteria specified in the proposal.

There appears to be some basis for your view that **Merck** may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., the decision to dismiss employees). Accordingly, we will not recommend enforcement action to the Commission if **Merck** omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position we have not found it necessary to address the alternative basis for omission upon which **Merck** relies.

Sincerely,

Michael D.V. Coco
Attorney-Advisor

INQUIRY-1: Laszlo R. Treiber, Ph. D.

16230 Nacido Court

San Diego, CA 92128

Tel 858-618-5851

January 6, 2001

Securities and **[*2]** Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re: **Merck** & Co., Correspondence from Jon Filderman

Dear Sir or Madam:

I respectfully request, that you deny Mr. Jon Filderman's motion of Dec. 26, 2000 to omit my proposal from the Proxy Materials to be published prior to the 2001 Stockholders' Meeting. In his motion Mr. Filderman has not presented any evidence whatsoever to support his claim that my proposal is motivated by personal grievance against **Merck** & Co. As a matter of fact, an appreciable portion of the investment held by my children and myself is in **Merck** common stock worth some $ 300,000. My personal interest obviously is in a cost-effective **Merck** & Co. in general, and a successful and profitable **Merck** research and development in particular, as is my intent with my proposal. **Merck** & Co. records of nearly two decades are compelling evidence to prove, that my proposal, if approved by the stockholders and implemented by the Company, would reduce the annual operating expenses by hundreds of millions of dollars without compromising the productivity of research. The results would benefit all shareholders **[*3]** including my family and myself.

My longtime employment with **Merck** & Co. does not and should not in any way justify any restriction of my rights as compared to the same of other stockholders who have not been employees of the Company. Furthermore, neither any agreement nor any other document about the termination of my employment exists that prevents me from exercising any rights that all other stockholders have. Although irrelevant in the context of my proposal, I have to point out that Mr. Filderman's description of the termination of my employment is grossly inaccurate.

Thank you for your consideration.

Very truly yours,

Laszlo R. Treiber

INQUIRY-2: MERCK

Merck & Co., Inc.

One **Merck** Drive

P.O. Box 100, WS 3B-45

Whitehouse Station NJ 08889

Tel 908 423 1000

Fax 908 735 1216

December 26, 2000

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re: **Merck** & Co., Inc. Shareholder Proposal

Dear Sir or Madam:

Merck & Co., Inc. (the "Company") has received a shareholder's proposal (the "Proposal") from Laszlo R. Treiber (the "Proponent") for inclusion in the Company's proxy materials for the 2001 **[*4]** Annual Meeting of Stockholders (the "Proxy Materials"). The Proposal requests that the Proxy Materials include the following proposed resolution:

> RESOLVED: That in an effort to control costs of prescription drugs, all units of **Merck** & Co., engaged in research and development be scrutinized for their fiscal management, for quality and ethical standards of their activities, and that units showing sustained substandard record be dismantled, and that senior members of the scientific staff who have no credible record of contribution to the discovery or development of an FDA - approved drug during the last fifteen years, or who have violated the standards of professional and personal ethics generally recognized by the scientific community, be dismissed.

The Proponent's supporting statement for his Proposal is attached as Appendix A.

I am of the opinion that the Proposal may be properly omitted from the Proxy Materials in accordance with Rule 14a-8(i)(4) as it relates to the redress of a personal claim or grievance against the Company. The Proposal requests that all units of the Company engaged in research and development be scrutinized for their fiscal management and the quality **[*5]** and ethical standards of their activities. The Proposal also resolved that senior members of the scientific staff "who have no credible record of contribution . . . or who have violated the standards of professional and personal ethics . . . be dismissed." As he notes in the Proposal, the Proponent was employed by the Company in its research division for over 20 years. His employment was terminated in 1999 by mutual agreement with the Company. It is clear that the Proponent is a former employee who, as evidenced by his supporting statement, is seeking redress of a personal claim or grievance that he has against the Company and senior members of the Company's research division.

Finally, I am of the opinion that the Proposal also may be properly excluded from the Proxy Materials in accordance with 14a-8(i)(7). The Proposal is clearly dealing with the Company's ordinary business function, is mundane in nature and does not involve any substantial policy or other considerations.

DISCUSSION

The Proposal as a Personal Grievance

As stated above, the Proponent states in his Proposal that he was a longtime employee of the Company. The Division has repeatedly stated that although **[*6]** a proposal does not on its face evidence a personal claim or grievance, it may nevertheless be excluded if it appears to be part of a campaign designed to redress an existing personal grievance. See USX Corporation (December 28, 1995) (a proposal to adopt and maintain a code of ethics); Texaco, Inc. (March 18, 1993) (a proposal regarding limits on executive and consultant compensation).

The Proposal as Relating to Ordinary Business Operations

If implemented, the Proponent's proposal would affect the management of the Company's research operations which are at the core of the Company's business. Under Rule 14a-8(i)(7), a shareholder proposal may be excluded if it deals with a matter relating to a Company's ordinary business operations. His Proposal is directly related to the management of operations which are at the core of the Company's business. The protection and management of Company assets and supervision of Company employees are fundamental to the conduct of ordinary business operations of the Company. In addition, the Division has agreed in the past that a proposal, like this one, from a former employee seeking to impose certain employment standards on the former **[*7]** employee's department could be excluded under Rule 14a-8(c)(7) since it dealt with the Company's ordinary business operations. See General Electric Company (January 19, 1983) (a proposal to set minimum standards for company attorneys).

Based on the foregoing, we respectfully request that the Division of Corporation Finance not recommend any enforcement action to the Commission if the Company omits the Proposal from its Proxy Statement and form of proxy for its 2001 Annual Meeting of Stockholders pursuant to Rule 14a-8(i)(4) or Rule 14a-8(i)(7) issued under the Exchange Act.

In accordance with Rule 14a-8(j)(2) promulgated under the Securities Exchange Act of 1934, as amended, we have enclosed six (6) copies of this letter and six (6) copies of the Proposal, including the statement in support thereof.

By copy of this letter to him, the Company is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

For the Staff's information, the Company hopes to print its Proxy Statement on or about March 10, 2001.

If you have any questions regarding this matter or require further information, please contact me at (908) 423-3853. Kindly acknowledge **[*8]** receipt of this letter and the items enclosed by stamping a copy of this letter and returning same to me in the enclosed self-addressed envelope.

Thank you for your time and consideration.

Very truly yours,

MERCK & CO., INC.

By: Jon Filderman
Assistant Counsel

APPENDIX A

Proponent's Supporting Statement

REASONS: Awareness of the cost of prescription drugs in general, and of the discrepancy in **Merck's** and other American manufacturers' pricing practices on the domestic market as compared to the same in foregoing countries in particular, is significant and growing as evidenced by information obtained directly from sources such as the Congressional Research Service (CRS), from the offices of Sens. Breaux and Frist, Congressman Thomas, the President of the U.S. and, of course, the news media. The stockholders, our elected official serving their constituencies, the news media and the general public most certainly have the rights to know all aspects of the pharmaceutical business, that have an impact on the price of prescription drugs.

During more than two decades of my employment in R&D of **Merck** & Co., I have witnessed hiring, promotion and compensation practices resulting **[*9]** in the diversion of a significant portion of the research budget to unethical and counterproductive activities such as creating the perception of competence, committing plagiarism, libel, sabotage, waging political wars, etc., just about anything to justify and protect the privileges of the chosen ones. This kind of scientific and fiscal management must have an impact on drug discovery, on the prices of prescription drugs and on the stockholders' return of investment. The internal situation is in turn reflected in the fairness of pricing practices, as the latter has to finance the former. I therefore propose, that **Merck** & Co. be required to inform its stockholders on a regular basis about the financial, scientific and ethical status of its departments involved in research and development. The stockholders should have the right at any time to request and to receive an up to date review of:

. the commercial value produced by every R&D unit during the past 15 years;

. the commercial value projected to be produced by every R&D unit for the next two years;

. the record of contributions of every member of the senior scientific staff to the discovery and development of FDA -approved **[*10]** drugs;

. the record of compliance with generally recognized standards of professional ethics of every member of the scientific staff.

Furthermore, the stockholders should have the right to mandate, if necessary on the basis of the review, to

. dismantle all R&D units having produced less commercial value during the last 15 years than their operating budget;

. place managers in charge at all levels who have demonstrated a credible record of contribution to the discovery or development of an FDA -approved drug;

. dismiss managers and members of the staff who have demonstrated lack of technical competence, incompetence or violated any of the generally recognized standards of professional and personal ethics.

Stockholders requesting information personally from me will have full access to all documents on my file. I also encourage stockholders to approach current and former employees of **Merck** & Co. with their request for information.

The above proposals are based on the historic experience, that **Merck** & Co. is always successful when it lives up to George W. **Merck's** famous words: "We try to remember that medicine is for the patient. It is not for the profits. The profits follow, **[*11]** and if we have remembered that, they have never failed to appear." **Merck's** "success" greatly depends on questionable business practices, when the same words are merely used as a cliche."

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7)

March 30, 2001

[*1] **Harken** Energy Corporation

TOTAL NUMBER OF LETTERS: 4

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 30, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: **Harken** Energy Corporation
Incoming letter dated February 6, 2001

The proposal requests that the board of directors adopt a resolution providing for shareholder approval before any of **Harken** Energy's stock is issued.

There appears to be some basis for your view that **Harken** Energy may exclude the proposal under rule 14a-8(i)(7), as relating to **Harken** Energy's ordinary business operations (i.e., the issuance of authorized shares). Accordingly, we will not recommend enforcement action to the Commission if **Harken** Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which **Harken** Energy relies.

Sincerely,

Keir Devon Gumbs
Attorney-Advisor

INQUIRY-1: RYAN & SUDAN, L.L.P.

ATTORNEYS AT LAW

TWO HOUSTON CENTER

909 FANNIN, 39TH FLOOR

HOUSTON, TEXAS 77010-1010

EMAIL (attorney last name)@ryansudan.com

WEBSITE www.ryansudan.com

TELEPHONE (713) 652-0501

FACSIMILE (713) 652-0503

March **[*2]** 7, 2001

VIA FEDERAL EXPRESS
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of Donald E. McDonald

Ladies and Gentlemen:

We represent **Harken** Energy Corporation, a Delaware corporation (the "Company"). The Company had originally received from Mr. Donald E. McDonald (the "Proponent") a shareholder proposal which the Proponent wishes to have included in the Company's proxy material relating to its 2001 annual meeting of shareholders. By letter dated February 6, 2001 (the "No-Action Request"), the Company had sought the Staff's concurrence with its view that the stockholder proposal by the Proponent--requesting adoption of a policy that would require shareholder approval of the issuance of common stock--could properly be omitted from the Company's 2001 Proxy Materials. By letter dated March 1, 2001, the Proponent responded to the Company's No-Action Request. On behalf of the Company, we would like to briefly respond to the Proponent's March 1, 2001 letter. We are enclosing six (6) copies of this letter, and we are also sending a copy of this letter to the Proponent.

The Company's No-Action Request was based on several grounds. **[*3]** On behalf of the Company, we would like to address certain of the Proponent's responses to these grounds for omission:

1. The proposal is not a proper subject for action by security holders within the meaning of Rule 14a-8(i)(1). As stated in the No-Action Request, as counsel to the Company, we had advised the Company (by our opinion of counsel submitted with the No-Action Request) that, under the General Corporation Law of the State of Delaware, the Board of Directors has sole authority with respect to matters involving the issuance of the Company's authorized shares of stock, and to determine (within the limitations of applicable law) the terms and conditions relating to such matters. We also advised the Company that there is no authority for shareholders to take action in connection with matters relating to issuances of authorized shares unless the Certificate of Incorporation so provides (which the Company's does not). The Proponent's original proposal was cast in precatory fashion as a recommendation, and the Proponent's suggestion to amend the proposal to provide that the Board of Directors "consider" adopting the proposal does not change the nature of the proposal. As **[*4]** can be perceived from statements in the Proponent's March 1, 2001 letter, the Proponent desires that the Board allow the shareholders to vote on all issuances of stock of the Company. For example, in the last sentence of the second paragraph of the Proponent's letter, he states that "a majority of the shareholders of the Company entitled to vote should be permitted to either approve or disapprove the issuance of all or any portion of the additional shares of common stock." Thus, the proposal is designed to limit the authority of the Board of Directors to issue stock. The actual effect of the proposal is a mandate that the Board of Directors take no action to issue shares unless the shareholders vote on the issuance. It is clear that the Proponent intends that his proposal have some effect and that, if adopted, it not be ignored by the Board of Directors. If the proposal were given effect, it would clearly constitute a limitation on the powers of the Board of Directors not authorized by law, and thus is excludable under Rule 14a-8(i)(1).

2. The proposal deals with a matter relating to the conduct of the ordinary business operations of the Company (that is, the raising of capital [*5] for the Company's operations) within the meaning of Rule 14a-8(i)(7). The Company's Certificate of Incorporation and Delaware law grant exclusive authority to the Board of Directors on matters involving the issuance of shares that have been authorized. As noted in the No-Action Request, to restrict the Board's ability to raise needed capital would hamstring the business operations of the Company and effectively prevent its ability to operate its everyday business operations without shareholder approval. Such restriction of the Board's authorization to issue shares and raise capital is not only outside the legal scheme contemplated by Delaware law, but would also produce disastrous effects for the operations of the Company.

In addition, the SEC has on numerous occasions specifically deemed the omission of proposals placing restrictions on the issuance of authorized but unissued capital stock to be warranted as relating to the conduct of the ordinary business operations of the Company. See, in particular, *Intel Corporation* (January 15, 1992); *Spectrum Control, Inc.* (March 8, 1991). The Proponent cites the SEC No-Action letter *Colgate-Palmolive Company* (March 17, 1993) **[*6]** in support of his position that the issuance of stock is not related to the ordinary business operations of the Company. However, it should be noted that the SEC specifically noted in its decision in *Colgate-Palmolive* that the proposal in that case was designed to limit the Company's ability to prevent a change in corporate control, and the proposal specifically excluded the issuance of stock for the raising of capital or for making acquisitions. The Proponent's proposal, in contrast, is not targeted toward preventing a change in control. Rather, the Proponent's proposal is intended to prevent the issuance of any capital stock without shareholder approval. The issuance of stock, including the issuance of stock for raising capital and making acquisitions, is clearly within the ordinary business matters of the Company. Furthermore, the SEC has noted that financing matters, such as the issuance of authorized but unissued capital stock, are "ordinary business matters of a complex nature that shareholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." (Rel. **[*7]** No. 34-12999, Nov. 22, 1976). Thus, the proposal is excludable under Rule 14a-8(i)(7).

3. The proposal should be omitted under Rule 14a-8(i)(12) because the proposal deals with substantially the same subject matter as a proposal included in the Company's proxy materials for the Company's special meeting of stockholders held November 7, 2000. At such meeting, the Company's shareholders approved, by a vote of more than a majority of the Company's common stock, an amendment to the Company's Certificate of Incorporation that would effect a one-for-ten reverse stock split of the outstanding shares of the Company's common stock, but which would maintain the authorized number of shares of common stock at 225,000,000. By approving the reverse stock split and reaffirming the number of authorized shares of common stock of the Company, the shareholders were in effect reaffirming the right of the Directors of the Company to issue shares of common stock as long as the number of shares of common stock so issued did not exceed the number of shares authorized by the shareholders in the Company's Certificate of Incorporation.

The Proponent notes in the second paragraph of his March 1, 2001 **[*8]** letter that the Company currently has, after the reverse stock split, approximately 207,320,000 authorized but unissued shares. The Proponent believes that "it is wrong to permit the Company to issue the large number of authorized shares without obtaining approval by the shareholders because the Company could completely change the character, business, or activity of the Company." However, in the penultimate paragraph of his letter, the Proponent states: "It is true that the shareholders agreed that the authorized number of shares of common stock should remain at 225,000,000 and this proposal is not attempting to address or redress this decision by the shareholders. While I may not agree with that decision, *I do understand that the shareholders have made a decision and I will respect that"* (emphasis added). Thus, the Proponent admits that the shareholders of the Company have approved the Board's authority to issue authorized but unissued shares at the November 7, 2000 special meeting of shareholders.

It should also be noted that on pages 3 and 4 of the Company's Proxy Statement for the Company's special meeting of stockholders held November 7, 2000 (a copy of which is enclosed), **[*9]** the Company specifically disclosed to the shareholders the following: *"As a part of the Reverse Split.* ***Harken*** *proposes to effectively increase the number of authorized shares of Common Stock by maintaining the authorized number at 225,000,000.* ***Harken*** *believes that the Reverse Split will provide greater flexibility to issue additional equity securities, for example to raise additional capital or to pursue opportunities for expansion through acquisitions."* Thus, the Proponent's proposal deals with substantially the same matter as the proposal included in the Company's proxy materials for the Company's special meeting of stockholders held November 7, 2000, and thus is excludable under Rule 14a-(8)(i)(12).

For the reasons stated above, we respectfully reiterate the Company's position that omission of the Proponent's proposal from its proxy statement and form of proxy would be proper under Rule 14a-8.

Very truly yours,

Robert C. Beasley
Ryan & Sudan, LLP

ATTACHMENT

Donald E. McDonald

c/o KKBR

3800 Howard Hughes Parkway, 7th Floor

Las Vegas, Nevada 89109

702.254.5303

December 21, 2000

VIA FEDERAL EXPRESS

Larry E. Cummings
Secretary
Harken **[*10]** Energy Corporation
16285 Park Ten Place
Suite 600
Houston, Texas 77084

Re: Shareholder Proposal for 2001 Annual Meeting of Stockholders of Harken Energy Corporation

Dear Mr. Cummings:

As the owner n1 of 86,840 shares of common stock of **Harken** Energy Corporation (the "Company"), I submit the following proposal for inclusion in the Company's proxy statement and form of proxy for the 2001 annual meeting of stockholders of the Company in accordance with Rule 14a-8 of the Securities Exchange Act of 1934. As the Company records should indicate, I have owned securities of the Company for over a year, having started acquiring the Company's securities on approximately April 30, 1999, and therefore am in compliance with the requirement that a stockholder own shares for at least one year before he is permitted to submit a proposal for inclusion in a company's proxy. Please allow this letter to serve as written confirmation that I do intend to continue to own such securities through the date on which the 2001 annual meeting of stockholders is set to be held. In addition, this letter is notification of my intention to personally appear at the 2001 annual meeting to present, the proposal **[*11]** (the "Proposal") for action as required under Rule 14a-8(a)(2).

n1 These shares are held in a brokerage account by Piper Jaffray.

PROPOSAL

As a shareholder, I recommend and request that the Board of Directors of the Company (the "Board") adopt a resolution providing that before any of the Company's stock is issued, the Board will have received approval of 51% of the holders of the outstanding stock entitled to vote. This Proposal, if approved, shall be implemented as legally permitted and in such a manner that would not result in a violation or breach of the Company's existing contractual commitments or obligations or require the Company to violate any state, federal or foreign law.

SUPPORTING STATEMENT

This Proposal is a recommendation to the Board by the stockholders and is intended to express to the Board that the stockholders are concerned with the poor performance of the Company. The price of the common stock of the Company has steadily decreased from $ 20.00 on March 16, 2000 to $ 2.38 on December 7, 2000. Part of the reason for the depressed price of the Company's common stock is that the Company's common stock has experienced substantial and serious dilution. When the **[*12]** Board issues additional stock, equity from the Company's existing stock "disappears" as a result of the additional issuances, and therefore, we, the stockholders should exercise our right and our duty to voice our input to the Board regarding these important decisions which affect us, the owners of the Company.

Should you require any additional information, please contact me. Thank you for your attention to this matter.

Sincerely yours,

Donald McDonald

INQUIRY-2: *Donald E. McDonald*

c/o KKBR

3800 Howard Hughes Parkway, 7th Floor

Las Vegas, Nevada 89109

(702) 254-5303

March 1, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Division of Corporate Finance

Re: Shareholder Proposal of Donald E. McDonald for inclusion in Harken Energy Corporation 2001 Proxy Statement

Ladies and Gentlemen:

This letter is in response to the submission by **Harken** Energy Corporation (the "Company") dated February 6, 2001 in which the Company requests that the Securities and Exchange Commission (the "Commission") issue a no-action letter confirming that the Commission will not recommend an enforcement action be taken in the event that the **[*13]** Company excludes the proposal I submitted on December 21, 2000 from its proxy statement and form of proxy.

I submitted my proposal as a result of the enormous number of authorized but unissued shares of common stock of the Company that principally resulted from the one-for-ten reverse stock split that occurred on approximately November 7, 2000. Before the reverse stock split, the Company had approximately 177,000,000 shares of common stock outstanding and 48,000,000 shares authorized but unissued. The Company currently has approximately 18,000,000 shares of common stock outstanding and 207,000,000 authorized but unissued shares. Thus prior to the reverse stock split, only approximately 21% of the authorized stock was unissued, but today, principally due to the reverse split, approximately 92% of the authorized common stock is unissued. Because the Company has approximately 207,320,000 authorized but unissued shares, the Company could issue shares for any purpose even those unrelated to the Company's activity, thereby moving the Company in a direction that was never anticipated by the shareholders. It is wrong to permit the Company to issue the large number of authorized shares without **[*14]** obtaining approval by the shareholders because the Company could completely change the character, business or activity of the Company. In addition, having a large number of authorized but unissued shares may also deter potential shareholders from investing in the Company. For these reasons, a majority of the shareholders of the Company entitled to vote should be permitted to either approve or disapprove the issuance of all or any portion of the additional shares of common stock.

1. The proposal is a proper subject for action by shareholders under Delaware law pursuant to Rule 14a-8(i)(1).

Being cast in a precatory fashion, my proposal is intended to be a recommendation to the board of directors of the Company (the "Board"), not a mandate for action. Moreover, if the staff believes that it is necessary, I would concur in amending the proposal to provide that "the Board of Directors of the Company (the "Board") *consider* adopting a resolution" rather than the way it is currently phrased. Because my proposal is framed as a recommendation, the Board's ability to manage the Company's affairs, including issuing authorized shares would not be impaired, even if a majority of the **[*15]** shareholders have approved the recommendation. I would hope, however, that the Board would not act contrary to the wishes of the shareholders if my proposal was approved by a majority of the shareholders. Support for my position may be found in the no-action letter issued in *Eastman Kodak Co.,* (Feb. 20, 1985).

2. The proposal is not excludable as a matter relating to the conduct of ordinary business operations under Rule 14a-8(i)(7).

As I understand Rule 14a-8(i)(7), the staff is in general likely to conclude that a proposal that relates to day-to-day operations may be excluded and that a proposal that involves policy decisions are not excludable as they are beyond the conduct of a company's ordinary business operations. In adopting an amendment to Rule 14a-8 in 1976, the Commission stated that the "ordinary business" exclusion is intended to allow a registrant to omit only "proposals [that] involve business matters that are mundane in nature and do not involve any substantial policy or other considerations." See Adoption of Amendments Relating to Proposals by Security Holders; Exch. Act Release 12991 (Dec. 3, 1976), *41 Fed. Reg. 52,994, 52, 998.* **[*16]** Determining when an issue is important and significant will vary on a case-by-case basis. I know that the issue involved in my proposal is significant and important to me and I am guessing that there are other shareholders who would also conclude that this issue is important to them. Thus, my point is that the shareholders of the Company, the owners of the Company, deserve the right to vote to see whether or not they should be able to influence the Board with respect to a matter that is important to them.

As the Court of Appeals pointed out in *Medical Committee for Human Rights v. S.E.C.,* the overriding purpose of Section 14(a) of the Securities and Exchange Act of 1934 is "to assure corporate shareholders the ability to exercise their right--some would say their duty--to control the important decisions which affect them in their capacity as stockholders and owners of the corporation." *432 F.2d 659, 680-681 (1970),* vacated and dismissed as moot, *404 U.S. 403 (1972).* That is my intention in submitting this proposal to the Board, to have a voice with respect to an important decision that affects me--the price of the common stock. **[*17]** My proposal does involve a substantial consideration, mainly that the Company's stock price has been depressed and the stockholders, the owners of the Company, should be permitted to share with the Board their opinions as to when additional shares shall be issued, a decision that most likely affects the value of the common stock held by the stockholders.

Albeit a little different context, the staff has concluded that certain proposals dealing with the issuance of stock are not related to ordinary business operations and are therefore not excludable. For example, a shareholder of Colgate-Palmolive succeeded in forcing Colgate to include the following proposal in one of its proxy statements:

> "Adopt a policy of seeking shareholder approval before placing preference stock with any person or group except for the purpose of raising capital in the ordinary course of business or making acquisitions and without a view to effecting a change in voting power."

See, e.g. *Colgate-Palmolive Company* (Mar. 17, 1993).

3. The proposal is not excludable based on the rationale that it would impair the Company's contractual obligations.

My proposal was narrowly drafted so as not to interfere **[*18]** with the existing contractual obligations of the Company. As you may notice when you review my proposal, the second sentence provides that the proposal shall be implemented "as legally permitted and in such a manner that would not result in a violation or breach of the Company's existing contractual commitments or obligations." In other no-action letter requests, the staff has stated that if this "implemented-as-legally-permitted" language is used, a proponent may cure the defect that otherwise would permit a company to exclude a proposal under Rule 14a-8(c)(6). See, e.g., *Great Lakes Chemical Corporation* (March 24, 1992) (proposal that provided that a company take immediate steps to develop environmentally safe alternatives toward the goal of ending halon production and sales may not be omitted if language is added to the proposal stating that the requested policy "would be implemented as legally permitted").

4. The proposal should not be omitted based on the rationale that the supporting statement is false and misleading as I agree to amend the supporting statement to delete the incorrect information contained in the supporting statement.

As the Company correctly pointed **[*19]** out in its submission on February 6, 2001, part of my supporting statement was inaccurate. Thus, I would like to amend the supporting statement to read as follows:

> This Proposal is a recommendation to the Board by the stockholders and is intended to express to the Board that the stockholders are concerned with the low trading price of the common stock of the Company. The stockholders are concerned that the large amount of outstanding shares may be an impediment to achieving an increase in the price of the common stock. The stockholders are further concerned that the issuance of the outstanding shares may further dilute the shares of the existing stockholders. We, the stockholders, should be permitted to exercise our right and out duty to voice our input to the Board regarding these important decisions that affect us, the owners of the Company.

5. The proposal should not be omitted under Rule 14a-8(i)(12) because the proposal has not been voted on by the stockholders and failed to receive a minimum amount of support within the past five years.

In reading Mr. Cummings submission, I was somewhat confused by his position that the Company may omit my proposal under Rule 14a-8(i)(12). **[*20]** As I read Rule 14a-8(i)(12), my understanding is that it provides that a Company may omit a proposal that has been submitted in the past if such proposal did not receive a stated minimum amount of votes in preceding years. To my knowledge, and the Company's submission contained no information to lead me to believe otherwise, we do not have the situation where a proposal similar to mine was submitted in the past and only a small percentage of the stockholders of the Company voted in favor of it. Rather, I believe that the stockholders of the Company have not yet decided this issue, and if they have, not within the last 5 years.

That being said, I would also point out that my proposal is not similar to the one the Company included in the Company's proxy materials for the special meeting held on November 7, 2000. The purpose of the Company's proposal from last fall was to effect a reverse stock split in an attempt to cause the trading price of the common stock to increase. It is true that the shareholders agreed that the authorized number of shares of common stock should remain at 225,000,000 and this proposal is not attempting to address or redress this decision by the shareholders. **[*21]** While I may not agree with that decision, I do understand that the shareholders have made a decision and I will respect that. However, my proposal merely states that when the Board is deciding how the authorized shares, which have been approved by the shareholders, are to be issued, the shareholders shall have a right to express their view to the Board. In sum, my proposal should not be omitted under Rule 14a-8(i)(12) since it is intended to and does deal with a different subject matter than the Company's proposal last fall.

In light of the foregoing, I ask the Commission to decline the Company's no-action request. If you have any questions concerning the foregoing, please do not hesitate to contact me at the number listed above.

Sincerely,

Donald E. McDonald

INQUIRY-3: HARKEN

ENERGY

CORPORATION

The Offices at Park Ten / 16285 Park Ten Place / Suite 600 / Houston, Texas 77084

P.O. Box 843502 / Houston, Texas 77284-3502

281-717-1300

February 6, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of Donald E. McDonald

Ladies and Gentlemen:

Harken Energy Corporation, a Delaware corporation (the "Company"), has received from **[*22]** Mr. Donald E. McDonald (the "Proponent") a shareholder proposal which the Proponent wishes to have included in the Company's proxy material relating to its 2001 annual meeting of shareholders.

The Company believes that the proposal may properly be omitted from its proxy statement and form of proxy and therefore intends to omit the proposal. In accordance with Rule 14a-8(j), we have enclosed six copies of each of the following:

1. Letter dated December 21, 2000, from the Proponent to the Company, together with the proposal and a supporting statement;
2. This letter, which constitutes the statement of the reasons why the Company deems omission of the proposal from its proxy material to be proper; and
3. A supporting opinion of counsel.

Pursuant to Rule 14a-8(j), the Company is notifying the Proponent of its intention to omit the proposal from its proxy statement and form of proxy by forwarding to him a copy of this letter and the supporting opinion of counsel.

The proposal is a recommendation that the Board of Directors of the Company adopt a resolution providing that before any of the Company's stock is issued, the Board will have received approval of 51% of the holders of the **[*23]** outstanding stock entitled to vote.

The Company's counsel has advised us that, under the General Corporation Law of the State of Delaware, the Board of Directors has sole authority with respect to matters involving the issuance of the Company's authorized shares of stock, and to determine (within the limitations of applicable law) the terms and conditions relating to such matters. The Company's counsel has also advised us that there is no authority for shareholders to take action in connection with matters relating to issuances of authorized shares unless the Certificate of Incorporation so provides (which the Company's does not). Therefore, the Proponent's proposal is not a proper subject for action by security holders within the meaning of Rule 14a-8(i)(1). The Company believes this to be the case notwithstanding the "Note" to Rule 14a-8(i)(1) and the fact that the proposal is framed as a recommendation. The actual effect of the proposal is a mandate that the Board of Directors take no action to issue shares. It is clear that the Proponent intends that his proposal have some effect and that, if adopted, it not be ignored by the Board of Directors. If the proposal were given effect, **[*24]** it would clearly constitute a limitation on the powers of the Board of Directors not authorized by law. (See enclosed opinion and supporting applicable authority.)

In addition, the proposal deals with a matter relating to the conduct of the ordinary business operations of the Company (that is, the raising of capital for the Company's operations) within the meaning of Rule 14a-8(i)(7). The Company's Certificate of Incorporation and Delaware law grant exclusive authority to the Board of Directors on matters involving the issuance of shares that have been authorized. There are numerous reasons why the Company may need to issue shares, but most strikingly is the need to raise capital for expansion, new construction, repayment of indebtedness and working capital. To restrict the Board's ability to raise needed capital would hamstring the business operations of the Company and effectively prevent its ability to operate its everyday business operations without shareholder approval. Such restriction of the Board's authorization to issue shares and raise capital is not only outside the legal scheme contemplated by Delaware law, but would also produce disastrous effects for the operations of **[*25]** the Company. Our counsel has advised us that the Commission staff has on several occasions indicated that it will not take action where a company proposes to omit from its proxy materials a shareholder proposal relating to the terms upon which capital is raised (See enclosed opinion and supporting applicable authority).

In addition, the proposal may severely impair the Company's ability to issue stock as required by certain of the Company's contractual obligations and other outstanding securities. Thus, the proposal does not account for the Company's specific obligations that currently exist to issue stock in the future for which the Company has reserved shares. If the Company were either prohibited or even, in some circumstances delayed from fulfilling such obligations to issue shares, it may become in default under such obligations and become the subject of lawsuits.

In addition, the proposal, if included, would violate Rule 14a-9 because the supporting statement by the Proponent to the proposal contains false and misleading statements. Accordingly, the proposal should be omitted because the proposal and supporting statement are contrary to the Commission's proxy rules under Rule **[*26]** 14a-8(i)(3). The Proponent's supporting statement asserts that the trading price of the Company's common stock had "steadily decreased from $ 20.00 on March 16, 2000 to $ 2.38 on December 7, 2000." However, the high and closing trading prices of the Company's common stock were $ 11.875 and $ 11.25, respectively, on March 16, 2000. Mr. McDonald's supporting statement asserts that when "the Board of Directors issues additional stock, equity from the Company's existing stock 'disappears' as a result of the additional issuances." Such a statement is misleading to the Company's shareholders. Additional issuances could possibly dilute existing shareholders, but the issuance of additional stock does not make the existing shareholders' equity "disappear." The Commission has allowed the omission of shareholder proposal's on the basis of a misleading statement in the accompanying supporting statement which declared that only shareholders were able to elect directors, when in fact directors were authorized to fill vacancies on the board under state law. *American Telephone and Telegraph Co,* SEC No-action Letter 1974, '73-'74 *CCH Dec. 79,688.*

In addition, the proposal **[*27]** should be omitted under Rule 14a-8(i)(12) because the proposal deals with substantially the same subject matter as a proposal included in the Company's proxy materials for the Company's special meeting of stockholders held November 7, 2000. At such meeting, the Company's shareholders approved, by a vote of more than a majority of the Company's common stock, an amendment to the Company's Certificate of Incorporation that effected a one-for-ten reverse stock split of the outstanding shares of the Company's common stock, and further maintained the authorized number of shares of common stock at 225,000,000. By approving the reverse stock split and reaffirming the number of authorized shares of common stock of the Company, the shareholders were in effect reaffirming the right of the Directors of the Company to issue shares of common stock as long as the number of shares of common stock so issued did not exceed the number of shares authorized by the shareholders in the Company's Certificate of Incorporation.

For the reasons stated above, the Company proposes to omit the Proponent's proposal from its proxy statement and form of proxy and respectfully requests that the Staff of the Commission **[*28]** advise the

Company as to whether any enforcement would be recommended to the Commission if the proposal is so omitted.

Very truly yours,
Harken Energy Corporation

Larry E. Cummings
Vice President, Secretary and
General Counsel

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7)

February 15, 2000

[*1] **General Electric** Company

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 15, 2000

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 17, 1999

The proposal would require that GE prepare a report outlining the financial benefit GE receives from specified types of government incentive programs, and make the report available to shareholders by September 2000.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., a source of financing). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Jonathan Ingram
Attorney-Advisor

INQUIRY-1: 42 North Street

Brattleboro, VT 05301

January 8, 2000

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

re: General Electric Shareholder Resolution Requesting Report on Government Subsidies Received

Ladies and Gentlemen:

This letter is in response **[*2]** to the December 17, 1999 letter of Eliza Fraser, Associate Corporate Counsel of **General Electric** ("the Company"), disclosing the Company's intent to omit the shareholder proposal ("the proposal") offered by myself and Anne Ellsworth ("the Proponents"). The Company believes the proposal is excludable because it deals with matters of ordinary business as defined in Rule 14a-8(i)(7) of the Securities Exchange Act.

The Proponents believe that **General Electric** has been a prime beneficiary of a range of government subsidies, widely known as corporate welfare. These subsidies and incentives are presently the subject of growing public concern and possible legislative action. Laws that curtail this type of public assistance for corporations could adversely affect companies that substantially rely on these subsidies as a source of income. The requested report will allow shareholders to determine **General Electric's** reliance on public subsidies as a source of profits.

The Proponents interest in this issue stems from two sources. First, an award-winning series of four articles on corporate welfare published by *Time* magazine in late 1998. In these articles *Time* reported that the level **[*3]** of federal corporate welfare equals $ 125 billion annually. This amount equaled 26% of total 1998 after-tax corporate profits from all businesses in the United States. *Time* went on to document the concentration of these corporate welfare benefits. Using the Export-Import Bank as one example of corporate welfare, *Time* writes:

on the present proposal, which makes no request of the company to change any policy. The pending proposal asks merely for information necessary to determine the risks faced by the Company and its shareholders in the face of a changing public policy issue.

Conclusion

The Proponent believes that the Company has aggressively sought a wide variety of government subsidies as a core element of its business plan. These range from international subsidies, like the Export-Import Bank cited above, to state and local tax abatements as incentives for keeping plants open. There exist many pieces of legislation at all levels of government to reform what is commonly called corporate welfare. Among these bills is federal legislation designed to curtail states ability to bid against one another using economic development assistance and tax abatements underwritten **[*4]** by federal block grant money. The Proponents believe that there is a growing public call for examination of public subsidies of business. Current SEC rules make no provision for companies to disclose their reliance on such subsidies. Hence, the requested report is necessary for shareholders to adequately assess their risks.

Therefore, the Proponents request that the Commission find that the resolution is not excludable on the basis of ordinary business because:

1) the requested report provides shareholders with information necessary to determine the risk of their investment.
2) the report does not ask management to alter any existing policies or to adopt any new policies and therefore does not interfere in management's ability to run the business.

If you have any questions pertaining to this response, please contact Scott Klinger of United for a Fair Economy at (617) 423-2148. United for A Fair Economy is assisting the Proponents in submission of this resolution.

Sincerely,

Elizabeth H. Stookey

INQUIRY-2: GE

General Electric *Company*

3135 Easton Turnpike, Fairfield, CT 06431

203 373-2442 Fax: 203 373-3079

Dial Comm: 8 229-2442 Fax: 8* 229-3079*

E-Mail: eliza.fraser@law.ge.com **[*5]**

December 17, 1999

1934 Act, Section 14(a)
Rule 14a-8(j)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549

Re: Omission of Share Owner Proposal by Elizabeth H. Stookey

Gentlemen and Ladies:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 ("Exchange Act"), that **General Electric** Company ("GE") intends to omit from its proxy statement for its 2000 Annual Meeting the following resolution and its supporting statement ("Proposal") which it received from Elizabeth H. Stookey:

> "RESOLVED: that **General Electric** prepare a report outlining the financial benefit received by the company from following sources: a) direct government subsidies; b) below market real estate transactions offered as incentives by governments; c) tax abatements offered by state and local governments; d) tax credits that apply only to the company or to certain industries; e) below-market financing backed by government funds or government guarantees. This report shall be prepared at reasonable cost and may omit confidential information. It should be available to shareholders **[*6]** by September 30, 2000."

A copy of the Proposal is attached.

It is GE's opinion that the Proposal may be excluded under Rule 14a-8(i)(7) as relating to GE's ordinary business operations. As discussed more fully below, in Texaco Inc. (Mar. 31, 1992), the Commission reversed the position initially taken by the Staff, and held that the company may exclude under the "ordinary business" exclusion a proposal that the company reject certain government subsidies, including government-backed loans and tax credits.

The Proposal seeks detailed information about various government incentive programs that, despite the proponent's pejorative characterization of them as corporate welfare, are intended to affect virtually all of the day-to-day decisions of virtually any business. Such government incentive programs are - - as they are intended to be - - an important part of the ordinary environment in which GE managers make their day-to-day business decisions on operational, financial, and capital investment matters ranging from marketing, equipment acquisition and plant location. A county or state government, for instance, may offer tax incentives to relocate a plant or office facility to [*7] their jurisdiction to create local jobs, or the federal government may offer incentives to purchase and employ more environmentally compatible equipment.

In its 1998 release amending the shareholder proposal rule, the Commission explained that one rationale for the "ordinary business" exclusion is to permit companies to exclude proposals on matters that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 34-40018 (May 28, 1998), at 11.

As a second rationale for the "ordinary business" exclusion, the Commission pointed to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. The types of decisions upon which the Proposal focuses are fundamentally economic decisions requiring the balancing of complex cost/benefit analyses which shareholders as a group are not in a position to judge.

In addition to the fact that the Proposal [*8] is "on all fours" with the policies underlying the "ordinary business" exclusion, there is ample authority under that exclusion to the same effect. As noted above, in Texaco Inc. (Mar. 31, 1992), the Commission reversed the position initially taken by the Staff, and held that the company may exclude under the "ordinary business" exclusion a proposal that the company reject certain government subsidies, including government-backed loans and tax credits. Nothing in the 1998 amendments indicated that the Commission was in any way reversing its 1992 Texaco decision. Indeed, as discussed above, the 1998 release reinforces the rationales for the (i)(7) exclusions that underlie the Commission's position in Texaco.

Moreover, the Staff's no-action positions, both before and after the 1998 amendments, have been consistent with the Commission's position in Texaco, allowing the exclusion of numerous proposals like the instant Proposal under (i)(7). See,e.g., Dupont (Oct. 16, 1992) (proposal to reject certain government subsidies); and, McDonald's Corp. (Mar. 3, 1997) (proposal on factors incorporated into decisions on plant location).

Of course, it is long-settled [*9] that the fact that a proposal seeks a special report rather than a specific undertaking to engage or not to engage in the matter at issue is irrelevant to the analysis of the excludability of a proposal under Rule 14a-8(i)(7). In its 1983 release, the Commission stated that, henceforth, "the staff will consider whether the subject matter of the special report...involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)." Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals of Security Holders, Exchange Act Release No. 34-20091 (Aug. 16, 1983), at 6. Nothing in the 1998 amendments changed this position, and the Staff continues to apply the rule. See, e.g., Kmart Corp. (Feb. 24, 1999).

* * *

Five additional copies of this letter and the attachments are enclosed pursuant to Rule 14a-8(j) under the Exchange Act. By copy of this letter, Ms. Stookey is being notified that GE does not intend to include the proposal in its 2000 proxy statement.

If you have any questions, please feel free to call me at (203) 373-2442.

Very truly yours,

Eliza W. Fraser

ATTACHMENT 1

42 North Street
Brattleboro, **[*10]** VT 05301

November 4, 1999

Mr. Benjamin W. Heineman, Jr.
Corporate Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Dear Mr. Heineman,

As a shareholder I'm concerned about the growing reliance of corporations on various forms of public support. As a citizen I'm concerned about the shift of public resources toward corporations and away from the needs of the broader population. There is a growing feeling among the American public that direct business subsidies, special tax breaks and favorable financing terms, items popularly know as corporate welfare, have gone too far and are in need of examination and reform. Corporations that are dependent on large amounts of corporate welfare could face significant adverse financial consequences if reforms are enacted.

Therefore, as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations of the Securities Act of 1934, of 400 shares of **General Electric** common stock I am submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, a shareholder proposal. The proposal asks the Board of Directors to prepare a report for shareholders outlining **[*11]** the various forms of public support received by **General Electric.** I am acting as the primary filer of this resolution, which I expect will be co-filed by others.

In accordance with Rule 14a-8 I have held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. Either my appointed representative or myself will be present at the annual meeting to introduce this proposal.

A commitment from **General Electric** to prepare and make available the report requested in the resolution would allow the proposal to be withdrawn. I believe that this proposal will help **General Electric's** shareholders better analyze the risks entailed in their investment.

Sincerely,

Elizabeth H. Stookey

ATTACHMENT 2

A Shareholder Resolution on Corporate Welfare

WHEREAS, the federal government spends $ 125 billion annually on corporate welfare, according to *Time* magazine. *Time* defines corporate welfare as "any action by local, state or federal government that gives a corporation or an entire industry a benefit not offered to others. It can be an outright **[*12]** subsidy, a grant, real estate, a low-interest loan or a government service." Federal corporate welfare payments equaled an astounding 26% of total 1998 after-tax corporate profits in the US, and were equivalent to the total federal income taxes paid by 60 million Americans;

WHEREAS, only about 10% of American businesses receive any form of corporate welfare, suggesting that dependence on government assistance is not necessary for most corporations to remain healthy;

WHEREAS, **General Electric** is among the largest recipients of corporate welfare in America;

WHEREAS, there is a growing movement in America to end corporate welfare as we know it. On June 30, 1999 House Budget Committee Chairman John Kasich convened at watershed hearing on corporate welfare in the U.S. Capitol. Leaders from across the political spectrum, including Ralph Nader, representatives of the conservative Heritage Foundation and the libertarian Cato Institute, and joined voices in calling for substantive corporate welfare reform;

WHEREAS, a representative of a coalition of 78 CEOs also spoke before the House Budget Committee, vowing to refuse corporate welfare for their firms. These leaders cited their concerns **[*13]** that corporate welfare disrupts free market principles by creating an unlevel playing field. They worry that continued dependence on government support will soften the ability of American businesses to compete. In his testimony, the representative of this business coalition specifically mentioned approaching **General Electric's** CEO to join in their effort. They were refused;

WHEREAS, given how pervasive corporate welfare has become, political reforms to alter corporate welfare could have a material impact on some firms, including **General Electric;**

RESOLVED, that **General Electric** prepare a report outlining the financial benefit received by the company from following sources: a) direct government subsidies; b) below market real estate transactions offered as incentives by governments; c) tax abatements offered by state and local governments; d) tax credits that apply only to the company or to certain industries; e) below-market financing backed by government funds or government guarantees. This report shall be prepared at reasonable cost and may omit confidential information. It should be available to shareholders by September 30, 2000.

Securities Exchange of 1934 -- Rule 14a-8(i)(7)

February 7, 2000

[*1] **Sempra Energy**

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 7, 2000

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: **Sempra Energy**
Incoming letter dated December 21, 1999

The proposal requires that the majority of revenue derived as a result of default utility service requirements be reinvested in California utility subsidiaries.

There appears to be some basis for your view that **Sempra Energy** may exclude the proposal under rule 14a-8(i)(7) as relating to its ordinary business operations, (i.e., investment and operational decisions). Accordingly, we will not recommend enforcement action to the Commission if **Sempra Energy** omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which **Sempra Energy** relies.

Sincerely,

Carolyn Sherman
Special Counsel

INQUIRY-1: Sempra

Energy

101 Ash Street

San Diego, CA 92101-3017

Tel: 619 . 696 . 4373

Fax: 619 . 696 . 4670

gkyle@**sempra**.com

December 21, 1999

Exchange Act Rules
14a-8(i)(1)
14a-8(i)(7)

Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
[*2] Washington, D.C. 20549

Attn: Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal--Securities Exchange Act Rule 14a-8

Ladies and Gentleman:

Sempra Energy has received from Beatty G. Henson a shareholder proposal for inclusion in the proxy materials for its Annual Meeting of Shareholders scheduled for May 2, 2000.

Mr. Henson is a former employee of Southern California Gas Company, a subsidiary of **Sempra Energy,** and the President of Local 132 of the Utility Workers Union of America which represents most of Southern California Gas Company's union-represented employees. His proposal, if submitted to and approved by **Sempra Energy's** shareholders, would provide that:

> "The majority of revenue derived as a result of default [utility] service requirements...shall be reinvested in the California utility subsidiaries..." and "expenditures specific to this resolution shall not drop below 1997 base level expenditures for the same services and shall be increased proportionately to the core utilities, increased customer base."

Thus, Mr. Henson's proposal seeks to mandate utility investments and to dictate the methodology of financing utility services. **[*3]** As more fully discussed below, it both would improperly impinge upon the authority reserved to **Sempra Energy's** board of directors under corporate law and deals with matters relating to **Sempra Energy's** ordinary business operations. Consequently, **Sempra Energy** may properly omit Mr. Henson's proposal from its proxy statement under both Rule 14a-8(i)(1) and (7) under the Securities Exchange Act of 1934 and, in accordance with my opinions expressed below, intends so to omit the proposal.

On behalf of **Sempra Energy,** I am requesting that the Staff of the Division of Corporation Finance confirm that it will not recommend to the Commission any enforcement action in respect of **Sempra Energy's** omission of Mr. Henson's proposal from its proxy materials. In support of this request and pursuant to Rule

14a-8(j)(2), I am filing six copies of this letter to each of which is attached a copy of Mr. Henson's proposal as well as certain additional supporting documents.

The Proposal

Mr. Henson's shareholder proposal together with the related supporting statement is attached as Appendix A to this letter. The operative language of the proposal is as follows:

> "In order to meet legally mandated **[*4]** service requirements, to adequately maintain such just and reasonable services, and to provide a stable base for continued strong growth and steady return on investment for **Sempra Energy** shareholders, the majority of revenue derived as a result of default service requirements established by the people of California *shall* be reinvested in the California utility subsidiaries, Southern California Gas Company and San Diego Gas and Electric Company, for the express purpose of providing such mandated services to California consumers. Expenditures specific to this resolution *shall* not drop below 1997 base level expenditures for the same services and shall be increased proportionately to the core utilities', increased customer base." (Emphasis added.)

If submitted to and approved by shareholders, Mr. Henson's proposal would purport to mandate utility investments and to dictate the methodology of financing utility services.

Omission of the Proposal

Sempra Energy believes that Mr. Henson's proposal may be omitted from its proxy materials both under Rule 14a-8(i)(1) as an improper subject for action by shareholders and under Rule 14a-8(i)(7) as dealing with a matter relating to **[*5]** ordinary business operations. Each of these independent bases for omitting the proposal are discussed below.

Improper Under State Law-Rule 14a-8(i)(1)

Rule 14a-8(i)(1) permits the omission from proxy materials of shareholder proposals that are not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization.

Sempra Energy is a California corporation. The California General Corporation Law to which it is subject provides:

> "The business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board. The board may delegate the management of the day-to-day operation of the business of the corporation to a management company or other person provided that the business and affairs of the corporation shall be managed and all corporate powers shall be exercised under the ultimate direction of the board." n1

> n1 CGCL Section 300.

Sempra Energy's Articles of Incorporation do not limit the authority of its board of directors. In addition, provisions of the California General Corporation Law relating to shareholder approval do not require that approval in respect **[*6]** of the investment and financing decisions that are the subject of Mr. Henson's proposal. n2

> n2 The California General Law requires shareholder approval of investment and financing decisions only for certain major non-cash business acquisitions, major dispositions of assets and article amendments altering share authorization.

All of the matters sought to be mandated by Mr. Henson's proposal are within the statutory discretion accorded by the California General Corporation Law to the board of directors. Shareholder approval or other involvement in these matters is neither required nor contemplated by the CGCL. And, by mandating the manner in which the board of directors may exercise its discretion in these matters, Mr. Henson's proposal would improperly impinge upon the statutory authority granted to the board of directors.

The Staff of the Commission has repeatedly and consistently held that proposals that mandate (as oppose to recommend or request) actions that are reserved to the discretion of a board of directors may be omitted from proxy materials pursuant to Rule 14a-8(i)(1). See, for example, Triarc Corporation (April 22, 1999) (mandate to engage brokerage firm); 3D Systems **[*7]** Corporation (February 3, 1999) (mandate to discontinue incentive plan awards); and Long Island Lighting Company (March 19, 1986) (mandate to repay preferred shareholders).

Accordingly, **Sempra Energy** may properly omit and intends to omit Mr. Henson's proposal from its proxy materials pursuant to Rule 14a-8(i)(1).

Sempra Energy, of course, is well aware that the Staff has frequently permitted shareholder proponents to recast proposals that could otherwise be omitted under Rule 14a-8(i)(1) as recommendations or suggestions that could not be omitted under that rule. Indeed, the rule itself notes that proposals drafted as recommendations or suggestions will be assumed to be proper under state law unless the company demonstrates otherwise.

But **Sempra Energy** has already called Mr. Henson's attention to this defect in his shareholder proposal. By a November 23 letter (attached as Appendix B), **Sempra Energy** advised Mr. Henson that it would be permitted to omit his proposal under Rule 14a-8(i)(1) as an impermissible mandate and suggested that he consider recasting the proposal as a recommendation or request. In his letter of November 27 (attached as Appendix C), Mr. Henson rejected this suggestion. **[*8]** Although his letter quoted the relevant wording of Rule 14a-8(i)(1), he simply asserted (quite incorrectly) that his proposal did not involve a mandate.

In these circumstances, **Sempra Energy** believes that Mr. Henson should not be provided a further opportunity to recast his proposal as a recommendation or suggestion so as to avoid the omission of his proposal under Rule 14a-8(i)(1). Mr. Henson has been promptly and clearly advised by **Sempra Energy** of this deficiency in his proposal and he has rejected a suggested means of correcting it. Providing him with further opportunity to cure his proposal (which would involve the same method that has already recommended to him and rejected) would only encourage inappropriate "gaming" of the Shareholder Proposal Rule and result in a concomitant waste of corporate and Staff resources.

Accordingly, **Sempra Energy** urges that, in these circumstances, the Staff not afford Mr. Henson any further opportunity belatedly to cure this deficiency in his proposal.

Management functions--Rule 14a-8(i)(7)

Rule 14a-8(i)(7) permits the omission from proxy materials of shareholder proposals that deal with matters relating to a company's ordinary business operations. **[*9]** This rule operates independently of Rule 14a-8(i)(1) to permit the exclusion of proposals relating to ordinary business operations even when cast as recommendations or suggestions.

Mr. Henson's proposal relates to the investment of funds derived from utility operations and the means of financing utility services. Decisions with respect to each of these matters are, of course, determinations properly reserved to a company's board of directors and management. They necessarily involve the consideration of numerous factors, including risks and returns on alternative investments and the availability and cost of alternative financing. The many determinations and judgements upon which investment and financing decisions are based can properly be made only by corporate management to whom these important but nonetheless recurring and routine business decisions have been properly delegated by shareholders who simply are not in a position to make them.

The Staff has consistently held that non-extraordinary investment and financing decisions relate to ordinary business operations and shareholder proposals with request to these decisions (even if cast as a recommendation, request or suggestion) **[*10]** may properly be excluded from a company's proxy materials.

For example, just this year, in LG&E **Energy** Corp. (February 17, 1999) the Staff concurred in the omission (as a matter relating to ordinary business operations) of a proposal requesting that the board of directors of LG&E obtain shareholder approval for the resumption of merchant **energy** trading operations. Also just this year, in Ford Motor Company (March 26, 1999) the Staff concurred in the omission (as a matter relating to ordinary business operations) of a proposal to amend Ford's bylaws to preclude share repurchases.

These recent concurrences follow a long line of decisions holding that investment and financing decisions are ordinary business operations. For example, in California Real Estate Investment Trust (July 6, 1988) the Staff concluded that a shareholder proposal requesting that the Trust return to a policy of purchasing triple net leased commercial and industrial real estate was a matter relating to the conduct of the Trust's ordinary business operations "(i.e. the determination of investments strategies)" and could properly be omitted from the Trust's proxy materials. Similarly, in Ohio Edison Company (February **[*11]** 3, 1989), the Staff concurred in the omission of a proposal that the company submit for shareholder approval a list of policies to halt a decline in net income as a matter relating to the conduct of the company's ordinary business operations "(i.e., the determination of whether, and what, steps should be taken to enhance the financial performance of the Company....)." See also the concurrences in Integrated Circuit Incorporated (December 27, 1988) ("determination and implementation, generally, of the company's investment strategies" as ordinary business operations); and Cincinnati Bell, Inc. (January 13, 1983) ("the determination of whether or not to seek further rate increases, reduce operating costs and capital expenditures and whether to issue additional shares are matters relating to the Company's ordinary business operations").

The ordinary business nature of his proposal is not altered by Mr. Henson having cast the proposal, in part' as a means of fulfilling utility public service obligations. The Staff has also consistently concluded that compliance with legal obligations is an ordinary business matter and proposals (such as that submitted by Mr. Henson) that relate to the **[*12]** particular means of compliance may properly be omitted from proxy materials.

For example, just this year, in Associates First Capital Corporation (February 23, 1999) the Staff concurred in the omission of a shareholder proposal requesting an independent committee to develop and enforce a policy of preventing unlawful lending practices. In doing so the Staff stated that the proposal related to "ordinary business operations (i.e., general conduct of a legal compliance program)." Similarly, in Allstate Corporation (February 16, 1999) the Staff concurred in the omission as "ordinary business operations (i.e., general conduct of a legal compliance program)" of a proposal for an independent shareholder committee to investigate possible illegal activity. Also, in Aura Systems, Inc. (June 30, 1998) the Staff concurred in the omission as "ordinary business (i.e., the general conduct of a legal compliance program)" of a proposal for a special committee to oversee securities law compliance.

Accordingly, **Sempra Energy** properly may omit and intends to omit Mr. Henson's proposal from its proxy materials pursuant to Rule 14a-8(i)(7).

Please confirm that the Staff will not recommend to the Commission **[*13]** any enforcement action if Mr. Henson's proposal and supporting statement are omitted from **Sempra Energy's** proxy materials for its Annual Meeting of Shareholders.

To assist **Sempra Energy** in preparing its proxy materials (by avoiding the need otherwise to prepare a response to a shareholder proposal that it believes will be omitted from its proxy materials) I would very much appreciate receiving the Staffs response to this letter by February 10, 2000.

If you have any questions regarding this matter, or if I can be of any assistance to you in any way, please do not hesitate to telephone me at (619) 696-4373.

Very truly yours,

Gary W. Kyle
Chief Corporate Counsel

APPENDIX A

HENSON PROPOSAL

Resolution:

Whereas: The strength of **Sempra Energy** stock and the growth of its business organization is above all based on the success of the core California utility subsidiaries, Southern California Gas Company and San Diego Gas and Electric Company, and

Whereas: California law requires these core utility subsidiaries (and all California natural gas utility companies) to provide basic services including transmission, storage, distribution, revenue cycle services, metering and after meter services for **[*14]** gas customers within their respective service territories.

Therefore, **Sempra Energy** Shareholders do hereby resolve the following:

In order to meet legally mandated service requirements, to adequately maintain such just and reasonable services, and to provide a stable base for continued strong growth and steady return on investment for **Sempra Energy** shareholders, the majority of revenue derived as a result of default service requirements established by the people of California shall be reinvested in the California utility subsidiaries, Southern California Gas Company and San Diego Gas and Electric Company, for the express purpose of providing such mandated services to California consumers. Expenditures specific to this resolution shall not drop below 1997 base level expenditures for the same services and shall be increased proportionately to the core utilities' increased customer base.

Supporting statement:

In 1999, the California state legislature enacted AB 1421, which was signed by Governor Gray Davis on October 7, 1999. This legislation states, "The commission [CPUC] shall require each gas corporation to provide bundled basic gas service to all core customers in its service **[*15]** territory unless the customer chooses or contracts to have natural gas purchased and supplied by another entity. A public utility gas corporation shall continue to be the exclusive provider of revenue cycle services to all customers in its service territory, except that an entity purchasing and supplying natural gas under the commission's existing core aggregation program may perform billing and collection services for its customers under the same terms as currently authorized by the commission, and except that a supplier of natural gas to noncore customers may perform billing and collection for natural gas supply for its customers. The gas corporation shall continue to calculate its charges for services provided by that corporation. If the commission establishes credits to be provided by the gas corporation to core aggregation or noncore customers who obtain billing or collection services from entities other than the gas corporation, the credit shall be equal to the billing and collection services costs actually avoided by the gas corporation. The commission shall require the distribution rate to continue to include after-meter services."

The intention of AB 1421 is to provide **[*16]** California utility consumers with safe, reliable delivery of natural gas. When accepted by **Sempra Energy** shareholders, this resolution will enable the corporation's subsidiaries to meet legally mandated service requirements, to adequately maintain such just and reasonable services, and to provide a stable base for continued strong growth and steady return on investment for **Sempra Energy** shareholders.

APPENDIX B

Sempra

Energy

101 Ash Street

San Diego, CA 92101-3017

Tel: 619 . 696 . 4373

Fax: 619 . 696 . 4670

gkyle@**sempra**.com

November 23, 1999

VIA FEDERAL EXPRESS
Beatty Henson
38605 Hill Drive
Cherry Valley, CA 92223

Re: Shareholder Proposal

Dear Mr. Henson:

Sempra Energy acknowledges receipt on November 19 of the shareholder proposal that you have submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 for inclusion in the proxy materials for **Sempra Energy's** Year 2000 Annual Meeting of Shareholders. The purpose of this letter is to notify" you of and provide you with an opportunity to correct a deficiency in your proposal which, if uncorrected, would permit **Sempra Energy** to omit the proposal from its proxy materials.

The Shareholder Proposal Rule **[*17]** permits the omission from proxy materials of shareholder proposals that are not a proper subject for shareholder action under applicable corporate law. Securities Exchange Act Rule 14a-8(i)(1). And, in reviewing shareholder proposals, the Staff of the Securities and Exchange Commission has routinely permitted the omission of proposals that seek to mandate (as oppose to recommending or requesting) corporate actions.

Your proposal mandates that certain revenues derived from **Sempra Energy's** utility operations be reinvested in these operations. As such, it would improperly impinge upon the statutory obligation and authority of **Sempra Energy's** board to direct the business and affairs of the corporation. To correct this deficiency, you may wish to consider rephrasing your proposal as a recommendation or request rather than as a mandate.

Unless your proposal is promptly and appropriately revised to eliminate its mandatory nature, **Sempra Energy** intends to omit the proposal from its proxy materials.

Sempra Energy, of course, also reserves the right to omit your proposal from its proxy materials (even if it revised to eliminate its mandatory nature) on any other bases that may be available **[*18]** to it.

Very truly yours,

Gary W. Kyle

APPENDIX C

November 27, 1999

Mr. Gary Kyle
Chief Corporate Counsel
Sempra Energy
101 Ash Street
San Diego, California 921-1-3017

Dear Mr. Kyle,

I am in receipt of your letter dated November 23, 1999 regarding my shareholders proposal submitted for inclusion in the Company's year 2000 proxy materials. While I appreciate your offer to include a modified proposal in the Company's proxy materials, it is my opinion that this proposal does not impinge upon the rights of **Sempra Energy** Directors nor does it conflict with Securities Exchange Act Rule 14a-8(i)(1).

Securities Exchange Act Rule 14a-8(i)(1) states, "a proposal that mandates certain action by the registrant's board of directors may not be a proper subject matter for shareholder action." The proposal I submitted for inclusion in the Company's year 2000 proxy materials does not refer to, nor does it seek to impose any mandates or restrictions on **Sempra Energy** board of directors. The purpose and intent of my proposal is to enable the corporation's subsidiaries to meet legally mandated service requirements, to adequately maintain such just and reasonable services, and to provide **[*19]** a stable base for continued strong growth and steady return on investment for **Sempra Energy** shareholders.

Therefore, the Company should reconsider their position and include the attached proposal in the **Sempra Energy** year 2000 proxy materials.

Sincerely,

Beatty Henson
38605 Hill Drive
Cherry Valley, California 92223

ATTACHMENT

Resolution:

Whereas: The strength of **Sempra Energy** stock and the growth of its business organization is above all based on the success of the core California utility subsidiaries, Southern California Gas Company and San Diego Gas and Electric Company, and

Whereas: California law requires these core utility subsidiaries (and all California natural gas utility companies) to provide basic services including transmission, storage, distribution, revenue cycle services, metering and after meter services for gas customers within their respective service territories.

Therefore, **Sempra Energy** Shareholders do hereby resolve the following:

In order to meet legally mandated service requirements, to adequately maintain such just and reasonable services, and to provide a stable base for continued strong growth and steady return on investment for **Sempra [*20] Energy** shareholders, the majority of revenue derived as a result of default service requirements established by the people of California shall be reinvested in the California utility subsidiaries, Southern California Gas Company and San Diego Gas and Electric Company, for the express purpose of providing such mandated services to California consumers. Expenditures specific to this resolution shall not drop below 1997 base level expenditures for the same services and shall be increased proportionately to the core utilities' increased customer base.

Supporting statement:

In 1999, the California state legislature enacted AB 1421, which was signed by Governor Gray Davis on October 7, 1999. This legislation states, "The commission [CPUC] shall require each gas corporation to provide bundled basic gas service to all core customers in its service territory unless the customer chooses or contracts to have natural gas purchased and supplied by another entity. A public utility gas corporation shall continue to be the exclusive provider of revenue cycle services to all customers in its service territory, except that an entity purchasing and supplying natural gas under the commission's existing **[*21]** core aggregation program may perform billing and collection services for its customers under the same terms as currently authorized by the commission, and except that a supplier of natural gas to noncore customers may perform billing and collection for natural gas supply for its customers. The gas corporation shall continue to calculate its charges for services provided by that corporation. If the commission establishes credits to be provided by the gas corporation to core aggregation or noncore customers who obtain billing or collection services from entities other than the gas corporation, the credit shall be equal to the billing and collection services costs actually avoided by the gas corporation. The commission shall require the distribution rate to continue to include after-meter services."

The intention of AB 1421 is to provide California utility consumers with safe, reliable delivery of natural gas. When accepted by **Sempra Energy** shareholders, this resolution will enable the corporation's subsidiaries to meet legally mandated service requirements, to adequately maintain such just and reasonable services, and to provide a stable base for continued strong growth and steady **[*22]** return on investment for **Sempra Energy** shareholders.

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7)

January 31, 2001

[*1] The **Mead** Corporation

TOTAL NUMBER OF LETTERS: 5

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 31, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The **Mead** Corporation
Incoming letter dated December 11, 2000

The proposal requests that the board of directors report on the current status of the issues raised in Pure Profit as they affect **Mead,** including a description of **Mead's** liability projection methodology and an assessment of other major environmental risks, such as those created by climate change.

There appears to be some basis for your view that **Mead** may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations. We note in particular that the proposal appears to focus on **Mead's** liability methodology and evaluation of risk. Accordingly, we will not recommend enforcement action to the Commission if **Mead** omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which **Mead** relies.

Sincerely,

Keir D. Gumbs
Attorney-Advisor

INQUIRY-1: Apt 402C

5770 Midnight Pass Road

Sarasota, **[*2]** FL 34242

January 25, 2001

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Jonathan Ingram, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to **Mead** Corporation

Dear Sir/Madam:

On behalf of Domini Social Investments (which is referred to hereafter as the "Proponent"), I am writing in reply to the letter dated January 23, 2001 sent to the Securities and Exchange Commission (the "Commission") by Skadden, Arps, Slate, Meagher & Flom on behalf of **Mead** Corporation (hereinafter referred to as "**Mead**" or the "Company"), in reply to my letter dated January 15, 2001 sent to the Commission on behalf of the Proponent.

The sole purpose of the instant letter is to point out that, contrary to the implication on page 4 of the Company's letter, the Proponent's shareholder proposal does not request **Mead** to revise its accounting standards or procedures. What the proposal requests is that the *issues* raised by the Pure Profit study be reported on; but not that any particular method of accounting be adopted for financial reporting purposes.

(Incidentally, the Company is quite correct that my previous **[*3]** letter mis-cited the Advanced Micro Devices, Inc. no-action letter. The citation given by the Company is the correct one.)

We reiterate our we request that the Staff inform the Company that the SEC proxy rules require denial of the Company's no-action request. We would appreciate your telephoning the undersigned at (thru February 24) 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Please also note that the undersigned may be reached by mail or express delivery at (thru February 24):

Apt 402C
5770 Midnight Pass Road
Sarasota, FL 34242

Very truly yours,

Paul M. Neuhauser
Attorney at Law

INQUIRY-2: SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

TEL: (212) 735-3000

FAX: (212) 735-2000

http://www.skadden.com

January 23, 2001

Rule 14a-8(i)(3) and Rule 14a-8(i)(7)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Domini Social Investments for Inclusion in The **Mead** Corporation's 2001 Proxy Materials

Ladies and Gentlemen:

I am **[*4]** writing on behalf of The **Mead** Corporation (the "Company") to respond to the letter dated January 15, 2001 submitted by Paul M. Neuhauser on behalf of Domini Social Investments LLC (the "Proponent") relating to a shareholder proposal (the "Proposal") requesting that the Board of Directors "prepare by six months after the stockholders meeting (at reasonable expense and excluding proprietary information) a report on the *current* status of the issues raised in Pure Profit as they affect our company. Included in this report should be a description of **Mead** Corporation's own liability projection methodology (if different) and an assessment of other major environmental risks, such as those created by climate change." (emphasis in original). We had, on behalf of the Company, previously delivered to the Staff a letter dated December 11, 2000.

Having reviewed Mr. Neuhauser's letter, the Company continues to believe that it is appropriate for the Staff not to recommend enforcement action if the Proposal is omitted from the Company's proxy materials for the 2001 annual meeting of stockholders (the "2001 Proxy Materials").

A. Rule 14a-8(i)(7)

As described in our earlier letter, the **[*5]** Proposal deals with matters relating to the Company's ordinary business operations and raises no significant social policy issues. The no-action letters cited in Mr. Neuhauser's letter in support of the proposition that the Proposal raises significant social policy issues involved proposals distinguishable from the instant Proposal. As discussed below, unlike the instant Proposal, the proposals in each of the no-action letters cited in Mr. Neuhauser's letter requested some action in furtherance of a significant social policy issue.

In Maxxam Inc. (March 26, 1998), the proposal requested that the company prepare a report on strategies for ending all operations that cut, damage, remove, mill or otherwise involve old-growth trees. In finding that it was unable to concur with the view that the proposal could be excluded as a matter relating to ordinary business operations, the Staff noted that the subject matter of the proposal "(i.e., the adoption of a policy designed to address a major ecological and environmental matter), presents important policy issues."

In Union Camp Corporation (February 12, 1996), the proposal, as originally submitted, requested that the company establish **[*6]** a schedule for the total phaseout of processes involving the use of organochlorines in its pulp and paper manufacturing processes. In finding that it was unable to concur with the view that the original proposal could be omitted, the Staff stated that the proposal "raises important environmental issues beyond the Company's ordinary business operations."

In Advanced Micro Devices, Inc. (February 25, 1998), n1 the proposal requested a report on the company's contract supplier standards and review compliance mechanisms focusing primarily on potential environmental contamination by manufacturing facilities. In finding that it was unable to concur with the view that the proposal could be excluded as a matter relating to ordinary business operations, the Staff noted that the proposal "focuses on environmental contamination issues."

n1 Although Mr. Neuhauser's letter cites a no-action letter dated March 26, 1998 relating to a shareholder proposal submitted to Advanced Micro Devices, Inc., we were unable to locate such letter in the Westlaw, Lexis or Global Securities Information, Inc. databases. Accordingly, we assume that Mr. Neuhauser intended to cite the letter discussed in the text above.

[*7]

Finally, in Time Warner, Inc. (February 19, 1997), the proposal requested that board of directors report to shareholders about the company's plans to convert to the use of chlorine-free paper within six months of its annual meeting. Without explanation, the Staff stated that it was unable to concur with the view that the proposal could be excluded from the company's proxy materials under Rule 14a8(c)(7), the predecessor to Rule 14a-8(i)(7).

In contrast to the proposals in the foregoing authority cited by Mr. Neuhauser, the Proposal requests no action in furtherance of a significant social policy issue. As noted in our prior letter, the Proposal does not request that the Company support principles regarding protection of the environment, nor does it request that the Company take any action that might address environmental degradation. Instead, the Proposal seeks a report merely evaluating the Company's future environmental risks in financial terms. As summarized in Mr. Neuhauser's letter, "It is the purpose of the Proponent's shareholder proposal to require the recipient company to provide additional data so that shareholders can properly evaluate potential environmental risks **[*8]** and liabilities, thereby enabling the market in that company's stock to become more efficient."

Mr. Neuhauser's letter also cites the no-action letter, Time Warner, Inc. (February 22, 1996), in support of his position that the Proposal raises significant social policy issues. That no-action letter appears not to be relevant to the determination at hand. That no-action letter dealt with three identical proposals which requested that a committee of outside directors institute an executive compensation review of all of the company's top officers and prepare a report with recommended changes in practices that would be available to shareholders. The proposals stated that the review would cover pay, benefits, perks, stock options and special arrangements and specifically study ways to link executive compensation to financial performance and environmental and social corporate performance. In finding that it was unable to concur with the view that the proposal could be excluded as a matter relating to ordinary business operations, the Staff noted that the proposal "appears to be related to the criteria used for determining executive compensation." It seems that the Staff has specifically **[*9]** deemed the subject of executive compensation, in certain instances, to be one involving significant social policy issues. See, e.g., General Electric Company (February 22, 2000). The Proposal involves no issues relating to executive compensation.

Mr. Neuhauser also argues that the no-action letters, CIGNA Corporation (February 10, 1998), American International Group, Inc. (March 17, 1998) and Carolina Power and Light Company (March 8, 1990), are "wholly inapposite" to the issue of exclusion of the Proposal. We do not agree. As noted in our prior letter, the proposals in CIGNA Corporation and American International are fundamentally analogous to the instant Proposal in that they too focused on the mundane, bottomline financial impact of potential risks on particular companies. In addition, the proposal in Carolina Power and Light was also similarly focused on receipt of a report regarding specific and detailed data about the Company's operations, including regulatory compliance, safety, emissions and hazardous waste disposal and specific detailed cost information relating thereto.

As discussed in our prior letter, evaluation of environmental risks in financial **[*10]** terms is a fundamental part of the Company's day-to-day operations and involves a multitude of complex considerations. In addition, choice of the appropriate methodology to be used in such evaluation of environmental risks and the reporting of such risks to stockholders involve fundamental decision-making on the part of Company management and, therefore, involve matters of ordinary business. The Staff has consistently concurred that shareholder proposals concerning financial reporting and accounting policies are excludable because they are matters relating to the conduct of ordinary business operations. See, e.g., Conseco, Inc. (April 18, 2000) (finding that a proposal requesting the establishment of a committee of outside directors to develop and enforce policies to ensure "that accounting methods and financial statements adequately reflect the risks of subprime lending and ... employees do not engage in predatory lending practices" and to report to shareholders excludable as relating to ordinary business operations "(i.e., accounting methods and the presentation of financial statements in reports to shareholders)"); The Boeing Company, (March 6, 2000) (finding a proposal **[*11]** requesting that the board of directors "take the necessary steps to ensure complete and clear disclosure of the inclusion, listing, and use of employee pension fund trust assets and/or surplus in all current and future earnings statements, and in past earnings statements since Jan. 1, 1990" excludable as relating to ordinary business operation "(i.e., choice of accounting methods)").

Based on the foregoing, the Company continues to believe that the Proposal is excludable because it deals with a matter relating to the Company's ordinary business operations.

Mr. Neuhauser's assertion that certain no-action letters cited in our prior letter are obsolete or irrelevant because of the Staffs decision in Johnson Controls, Inc. (October 26, 1999) does not change the foregoing analysis or conclusion. In Johnson Controls, the Staff found that a proposal seeking to ensure that the company discloses in its financial statements "goodwill-net" and identifies the "true value" of shareholders' equity so long as goodwill is high relative to shareholders' equity excludable under Rule 14a-8(i)(7) as relating to the company's ordinary business operations "(i.e., the presentation of financial **[*12]** statements in reports to shareholders)". See also International Business Machines Corporation (January 9, 2001). While the Staff determined in Johnson Controls that proposals requesting additional disclosures should not be omitted solely because they relate to the preparation and content of Commission-mandated documents, the Staff also reaffirmed the proposition that where "the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business ... it may be excluded under rule 14a-8(i)(7)." See also, Potomac Electric Power Company (March 1, 1991); Arizona Public Service Company (February 22, 1985), which are cited in our prior letter. As discussed above, the subject matter of the report requested by the Proposal involves a matter of ordinary business.

B. Rule 14a-8(i)(3)

For the reasons set forth in our letter dated December 11, 2000, the Company continues to believe that the Proposal is false and misleading and is, therefore, excludable from the 2001 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

Conclusion

For the reasons set forth above and in our letter dated December 11, 2000, we respectfully **[*13]** request that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2001 Proxy Materials.

Copies of this letter are being sent to Paul M. Neuhauser and the Proponent via certified mail. If you have any questions regarding any aspect of this request, please feel free to call the undersigned at (212) 735-2218.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

David J. Friedman

INQUIRY-3: Apt 402C

5770 Midnight Pass Road

Sarasota, FL 34242

January 15, 2001

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Jonathan Ingram, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to **Mead** Corporation

Dear Sir/Madam:

I have been asked by Domini Social Investments LLC (which is hereinafter referred to as the "Proponent"), which is a beneficial owner of shares of common stock of **Mead** Corporation (hereinafter referred to as "**Mead**" or the "Company"), and which has submitted a shareholder proposal to **Mead,** to respond to the letter dated December 11, 2000, sent to the **[*14]** Securities & Exchange Commission by Skadden, Arps, Slate, Meagher & Flom on behalf of the Company, in which **Mead** contends that the Proponent's shareholder proposal may be excluded from the Company's year 2001 proxy statement by virtue of Rules 14a-8(i)(3) and 14a-8(i)(7).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in **Mead's** year 2001 proxy statement and that it is not excludable by virtue of either of the cited rules.

The Proponent's shareholder proposal requests that the Company to prepare a report on the extent of potential liabilities for environmental damage caused by the Company's operations.

BACKGROUND

As background, we enclose, as Exhibit A, a copy of the lead article which appeared in the November, 2000, *Corporate Social Issues Reporter* published by the Investor Responsibility Research ("IRRC"), a respected investment advisor which publishes impartial, objective research on issues appearing in proxy statements. The article addresses the environmental concerns raised **[*15]** by the activities of the principal paper companies and discusses the *Pure Profit* report in some considerable detail. The IRRC article notes that the *Pure Profit* report examined 13 forest product companies and was produced with the cooperation of all 13 of those companies, whose managements provided the underlying data. The report concludes that the risk of environmental liability varies considerably from company to company, and evaluates the magnitude of the those risks as varying from approximately zero for three of the companies to more than 10% *of market capitalization* (with possible scenarios rising to 22% of market capitalization) for three other companies. It is the purpose of the Proponent's shareholder proposal to require the recipient company to provide additional data so that shareholders can properly evaluate potential environmental risks and liabilities, thereby enabling the market in that company's stock to become more efficient.

The IRRC article notes that the basic problem which the *Pure Profit* report identifies is that the paper industry has failed to disclose fully the extent of its potential environmental liabilities. Thus, IRRC notes (page 1, top **[*16]** of right hand column):

By almost any measure, such undisclosed environmental liabilities are material and ripe for disclosure, the study's authors contend. However, by looking at financial disclosure statements, they found that " Company reporting of environmental issues also falls far short of the full and adequate disclosure required for material issues. . .". The lack of disclosure, they added, not only infringes on existing SEC reporting requirements but also misleads investors about the magnitude of environmental risks these companies face.

The IRRC articles notes that subsequent to the publication of the *Pure Profit* report, its authors issued a "Coming Clean" report which "urges the SEC to clarify and better enforce its rules on corporate environmental disclosure". (Page 1, carryover from first to second column.) IRRC reports (page 3, top of right hand column):

Having made calculations of the potentially environmental risks facing forest products companies, [the authors] then turned to their 1998 and 1999 financial disclosure statements to see what, if anything, they had to say to investors about such risks. . . . The researchers found that few of the companies disclosed **[*17]** any details about the financial risks or potential impacts arising from their exposures to "known environmental uncertainties." None of them expressed such risks in quantitative terms.

Such lack of disclosure was in sharp contrast to the detailed assessments given by high ranking environmental officials [of these very companies] who participated in the *Pure Profit* study. "This problem may stem from the SEC's limited enforcement of the rules governing disclosure of material environmental risks, and lack of clear guidance from the SEC or accounting standard bodies about the reporting requirements" [the authors stated].

This failure to report adequately about potential environmental liabilities is also highlighted on page 4 of the IRRC report (bottom of left hand column):

What especially troubles [the authors], however, is that so many forest product companies have made no effort to distinguish their relative positions on environmental matters in the management discussions of their financial reports. Instead they tend to use boilerplate language to convey the message that environmental statutes and regulations "will not have a material adverse affect on the company's financial **[*18]** position," in part because competitors are subject to the same set of obligations. [Note that virtually this identical language appeared in **Mead's** 10K filed on March 9, 1999 for the year ended December 31, 1998.]

"The same environmental standards are likely to have quite different impacts across companies in the industry."

Finally, the IRRC report states (page 5, toward bottom of right hand column):

The *[Pure Profit]* report also urged companies to "begin to disclose more fully their known, financially material environmental risks and uncertainties, without waiting for SEC action."

That is precisely what, the Proponent's shareholder proposal requests; that **Mead** provide an updated and more complete assessments of the Company's environmental risks and liabilities.

Rule 14a-8(i)(7)

The Proponent's shareholder proposal is not excludable by virtue of Rule 14a-8(i)(7).

First of all, it raises important social and policy issues which preclude the possibility of the applicability of the ordinary business exclusion. The Staff has frequently opined that environmental matters raise such significant policy issues as to preclude the applicability of the ordinary business exclusion. Thus, **[*19]** the Staff has held that a shareholder proposal which is "designed to address a major ecological or environmental matter" cannot be excluded. *Maxxam, Inc.* (March 26, 1998). *Accord. Union Camp Corporation* (February 12, 1996). Since the Proponent's shareholder proposal deals with the disclosure of environmental risks and liabilities, it clearly falls with the rationale of these decisions. (See also those letters dealing with the environmental effects of chlorine, one of the principal environmental problems caused by paper companies. E.g., *Advanced Micro Devices, Inc.* (March 26, 1998), *Time Warner, Inc.* (February 19, 1997), *Time Warner, Inc.* (February 22, 1996).

In contrast, the no-action letters cited on page 6 of the Company's letter are wholly inapposite. Not one of them pertains to a shareholder proposal directed at concerns about environmental risks and liabilities created by the issuer itself.

Furthermore, the no-action letters cited on bottom of page 7 and top of page 8 of the Company's letter are obsolete. See *Johnson Controls, Inc.* (October 26, 1999).

In addition, the no-action letters cited in the middle of page 7 of the Company's letter are equally irrelevant. **[*20]** Either they are overruled by the *Johnson Controls* letter or they involve shareholder proposals which attempt to micro-manage the company's activities. No such micro-managing is involved in the Proponent's shareholder proposal. The Proponent's shareholder proposal requests "an assessment" of "major environmental risks" and a report on the "issues raised in" the *Pure Profit* re report which, as we have seen, are an assessment of the Company's potential environmental risks and liabilities. A request for such assessments by management can hardly be deemed to be deemed to be requiring excessive detail.

Finally, it should be noted that the Proponent's shareholder proposal raises not only important issues related to social policy concerns (i.e. environmental matters), but also important issues related to shareholder value. (I.e., for some of the 13 companies examined in the report, shareholder value might be reduced by 10% or more.)

For the foregoing reasons, we do not believe that the Company has carried its burden of proof, set forth in Rule 14a-8(g), that the Proponent's shareholder proposal is excludable by virtue of Rule 14a-8(i)(7).

Rule 14a-8(i)(3)

I. We fail to understand **[*21]** why 7 out of 13 is not "most".

II. The ninth whereas is stated as a matter of belief. It is, in fact, the belief of the Proponent. It therefore cannot be misleading. Furthermore, there is a basis for this belief, namely the information set forth in the *Pure Profit* report.

III. The information requested goes well beyond that presently required to be disclosed by the Staff. Request for such additional information does not constitute an allegation that the Company is violating the law as presently being administered by the Staff.

For the foregoing reasons, the Company's argument that the Proponent's shareholder proposal is excludable by virtue of Rule 14a-8(i)(3) should be rejected.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. We would appreciate your telephoning the undersigned at (thru February 24) 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Please also note that the undersigned may be reached by mail or express delivery at (thru February 24):

Apt 402C
5770 Midnight Pass Road
Sarasota, FL 34242

Very truly [***22**] yours,

Paul M. Neuhauser
Attorney at Law

INQUIRY-4: SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

TEL (212) 735-3000

FAX (212) 735-2000

http//www.skadden.com

December 11, 2000

Rule 14a-8(i)(3) and Rule 14a-8(i)(7)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Domini Social
Investments for Inclusion in The **Mead** Corporation's
2001 Proxy Materials

Ladies and Gentlemen:

The **Mead** Corporation (the "Company") has received a shareholder proposal (attached hereto as Exhibit A and referred to herein as the "Proposal") requesting that the Board of Directors "prepare by six months after the stockholders meeting (at reasonable expense and excluding proprietary information) a report on the *current* status of the issues raised in Pure Profit as they affect our company. Included in this report should be a description of **Mead** Corporation's own liability projection methodology (if different) and an assessment of other major environmental risks, such as those created by climate change." (emphasis in original). **[*23]** Such Proposal has been received from Domini Social Investments (the "Proponent").

By copy of this letter, the Company notifies the Proponent of its intention to omit the Proposal from the Company's proxy materials for the 2001 annual meeting of shareholders (the "2001 Proxy Materials"). This letter constitutes the Company's statement of the reasons for which it deems the omission to be proper.

On behalf of the Company and in accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing to request that the Division confirm that it concurs in our judgment that the Proposal may be omitted pursuant to Rule 14a-8 or confirm that it will not recommend any enforcement action if the Proposal is omitted. We have been advised by the Company as to the factual matters set forth herein.

Summary

It is the Company's belief, with which we concur, that the Proposal may be omitted from the 2001 Proxy Materials because (i) the Proposal is contrary to Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials (Rule 14a-8(i)(3)); and (ii) the Proposal deals with a matter relating to the Company's ordinary **[*24]** business operations (Rule 14a-8(i)(7)).

Discussion

A. Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits a registrant to omit a shareholder proposal and the related supporting statement if such proposal or supporting statement is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Set forth below are the statements in the Proposal's preamble which are believed to be false and misleading.

First, the seventh bullet of the Proposal's preamble is misleading in that it misrepresents certain information presented in the report on which the Proposal is based, Pure Profit: The Financial Implications of Environmental Performance (attached hereto as Exhibit B and referred to herein "Pure Profit"). The seventh bullet of the Proposal's preamble states that the present value of the future costs and liabilities for environmental risks "(discounted at average industry capital costs) was for most of the 13 companies analyzed over 5% - and for three companies over 10% - of then-current market capitalization." However, Figure A on page xi and Figure 23 on page 46 of Pure Profit show that, **[*25]** for the 13 U.S. pulp and paper companies analyzed, the most likely aggregate financial exposure to pending environmental issues, as a percentage of current market value, was less than 5% for six companies and more than 5% for seven companies. Accordingly, it is misleading to state that "*most* of the 13 companies analyzed over 5%" when the most likely outcome for almost half of the companies analyzed showed that the expected impact of environmental issues on each company's share value was less than 5%. (emphasis added).

Second, the ninth bullet of the Proposal's preamble is misleading in that it states that "liabilities of the magnitude identified and discussed by the Pure Profit report could, we believe, have major impacts on corporate earnings and dividends, cause a company's insurance rates to escalate, and jeopardize a company's bond credit ratings, thereby significantly increasing borrowing costs for any company so affected," without citing any supporting authority for such factual statement.

Finally, the tenth bullet in the Proposal's preamble makes the unsupported and unfounded statement that "our company, even though it must be aware of the exposures suggested by the **[*26]** Pure Profit report, has not comprehensively disclosed or discussed them with shareholders." Such assertion suggests that the Company does not comply with current rules and standards governing disclosure of environmental risks. Accordingly, such assertion creates a false or misleading impression of the Company since it implicates the Company in improper, illegal or immoral conduct without factual foundation. Therefore, such assertion makes the Proposal excludable based upon Note (b) of Rule 14a-9, which states the following as an example of what may be misleading within the meaning of the Rule, "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

In light of the foregoing, the Company believes that the Proposal is false and misleading and is, therefore, excludable from the 2001 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

B. Rule 14a-8(i)(7)

Rule 14a-8(i)(7) permits a registrant to omit a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations." **[*27]** In accordance with this Rule, the Staff has consistently permitted the exclusion of proposals that require a company to prepare a special report on a particular aspect of the conduct of its ordinary business operations, even in cases where such proposal would not require the taking of any particular action by the company with respect to such business operations.

In Exchange Act Release No. 34-20091 (August 16, 1983), the Securities and Exchange Commission (the "Commission") specifically addressed the issue of the excludability under Rule 14a-8(c)(7) (the predecessor to the current Rule 14a-8(i)(7)) of proposals requesting reports on matters which relate to a company's ordinary business operations. According to this Release, a proposal will be excludable pursuant to the Rule if the subject matter of the special report involves a matter of ordinary business.

The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998). This **[*28]** general policy rests on two primary considerations: (i) that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 40018 (May 21, 1998).

Nevertheless, while proposals involving business matters that are mundane in nature may be excluded from a company's proxy materials based upon Rule 14a-8(i)(7), proposals that raise social policy issues so significant that a shareholder vote on the matter is appropriate may not be excluded on such basis. Exchange Act Release No. 12999 (November 22, 1976); Exchange Act Release No. 40018 (May 21, 1998).

The Proposal would require preparation of "a report on the *current* status of the issues raised in Pure Profit as they affect our company. Included in this report should be a description of **Mead** Corporation's own liability projection methodology (if different) and **[*29]** an assessment of other major environmental risks, such as those created by climate change." (emphasis in original). Pure Profit essentially outlines "a methodology that investors and analysts could use to evaluate how uncertainties associated with future environmental issues can be translated into financial terms and integrated into established decision-making frameworks." Pure Profit at vii. To demonstrate why evaluating environmental issues should be a central part of investment analysis, Pure Profit applies this methodology to 13 companies in the U.S. pulp and paper sector, including the Company.

The methodology presented in Pure Profit begins with the identification of significant environmental issues in the pulp and paper industry and the formulation of scenarios representing favorable and unfavorable outcomes with respect to such issues. The following are the three main categories of issues for which Pure Profit created scenarios: (i) pending air and water quality regulations that will affect pulp and paper manufacturing processes; (ii) regulatory and market developments that will influence future fiber availability; and (iii) climate policies that may affect energy prices and **[*30]** timberland asset values. Pure Profit at 7. Pure Profit then focuses on the differing exposure of the 13 companies examined to the environmental issues for which scenarios were created and estimates, issue-by-issue, the financial impacts on each company should particular scenarios occur.

In addition, Pure Profit discusses the applications of its methodology by investment professionals and environmental managers, other managers and chief financial officers. For example, Pure Profit notes that (i) environmental managers could use the approach to calculate environmental exposures and risks, to help identify the best environmental controls or as a comparison tool with respect to competitors and (ii) managers and chief financial officers could use the approach to gauge how much to spend on self-insurance. Pure Profit at 49.

As demonstrated by the foregoing, the Proposal deals with matters relating to the Company's ordinary business operations and raises no significant social policy issues. The Proposal does not request that the Company support principles regarding protection of the environment, nor does it request that the Company take any action that might address environmental degradation. **[*31]** Instead, the Proposal seeks a report merely evaluating the Company's future environmental risks in financial terms. The standard with regard to exclusion of a proposal pursuant to Rule 14a-8(i)(7) is not whether the proposal may be construed as tangentially relating to a significant social policy issue, but whether the proposal requests action in furtherance of a significant social policy issue. The Proposal requests no action in furtherance of a significant social policy issue. Evaluation of environmental risks in financial terms is a fundamental part of the Company's day-to-day operations and involves a multitude of complex considerations.

In the "no-action" letters, CIGNA Corporation (February 10, 1998) and American International Group. Inc. (March 17, 1998), the Staff found some basis for the view that proposals analogous to the instant Proposal were excludable under Rule 14a-8(c)(7) (the predecessor to the current Rule 14a-8(i)(7)). The proposal in CIGNA Corporation requested "the Board of Directors to review (at reasonable cost and omitting proprietary information) and make available to shareholders by August 1998 a report on our company's anticipated liabilities [*32] due to property loss and/or healthcare costs potentially caused by climate change." The proposal in American International Group, Inc. requested "the Board of Directors to make available (at reasonable cost and omitting proprietary information) a report on (1) the company's anticipated property and/or health care loss liabilities potentially caused by global warming and (2) how the company's public policy stance on global warming relates to its loss prevention activities." In taking "no-action" positions in both of the foregoing letters, the Staff noted in particular that the proposals appeared to focus on the company's "evaluation of risk for the purpose of setting insurance premiums."

Similarly, the instant Proposal focuses on the evaluation of environmental risk for the purpose of measuring the Company's financial exposure to such risk. The proposals in CIGNA Corporation and American International Group. Inc. and the instant Proposal are focused on the mundane, bottom-line financial impact of potential risks on particular companies. See also Carolina Power and Light Company (March 8, 1990) (allowing exclusion of a proposal under Rule 14a-8(c)(7) because it requested [*33] preparation of a report related to the conduct of ordinary business operations of the company, "i.e., specific and detailed data about the Company's nuclear power plant operations, including regulatory compliance, safety, emissions and hazardous waste disposal and specific detailed cost information relating thereto"). Based on the foregoing, the Company believes that the Proposal is excludable because it deals with a matter relating to the Company's ordinary business operations.

In addition to the foregoing, the Staff has consistently allowed omission of proposals involving the format and content, beyond legal requirements, of a company's reports to shareholders because such proposals relate to the conduct of ordinary business. See. e.g., International Business Machines Corporation (January 19, 1999) (allowing omission of a proposal because it would, if implemented, specify additional disclosures in the company's proxy materials); ConAgra, Inc. (June 10, 1998) (allowing omission of a proposal because it would, if implemented, require the company to supplement the disclosures made in its annual report on Form 10-K and other periodic reports); Circuit City Stores, Inc. (April [*34] 6, 1998) (same); General Motors Corporation (February 28, 1997) (allowing omission of a proposal recommending disclosure of taxes paid and collected by the registrant in the annual report); WPS Resources Corp. (January 23, 1997) (allowing omission of a proposal requesting additional disclosure of the costs of registrant's "quality program"); E.I. du Pont de Nemours and Company (January 31, 1996) (allowing omission of a proposal requiring registrant to disclose in the annual report certain cost information relating to product and environmental liability, employee medical benefits and compliance with environmental regulations); Pacific Telesis Group (January 30, 1992) (allowing omission of a proposal calling for disclosure in a Summary Annual Report of certain information relating to subsidiaries and investments).

Furthermore, the Staff has consistently allowed omission of proposals seeking financial disclosures beyond those that the registrant is required to make on the basis that such proposals relate to the conduct of ordinary business. See, e.g., WPS Resources Corp. (January 23, 1997); American Telephone and Telegraph Company (January 29, 1993); American [*35] Stores Company (April 7, 1992); Potomac Electric Power Company (March 1, 1991); Pacific Gas and Electric Company (December 13, 1989); Minnesota Mining and Manufacturing Company (March 23, 1988); Arizona Public Service Company (February 22, 1985). Moreover, the Staff has not objected to omission of such proposals even though they did not specifically request that the financial information be included in a periodic report but rather sought disclosure of the information to shareholders supplementally. American Telephone and Telegraph Company (January 29, 1993); Arizona Public Service Company (February 22, 1985).

While the Proposal does not require that the requested information be included in any of the Company's periodic reports, it does essentially require supplemental disclosure, beyond legal requirements, of the type of information already regulated by the Commission. The Commission regulates disclosure by companies to ensure that shareholders and potential investors have sufficient information to make informed decisions about such companies. The Commission's rules and regulations govern disclosure of not only material information about current conditions **[*36]** affecting a company but also any known risks and uncertainties that might have future material financial impact on such company. Whether to disclose information in addition to that which is required by the Commission is properly left to the judgment of the Company's Board of Directors and management as a matter relating to the conduct of ordinary business operations. Therefore, the Company believes that the Proposal is also excludable pursuant to the reasoning of the foregoing "no-action" letters.

For the reasons set forth above, the Company believes that the Proposal may be omitted from the 2001 Proxy Materials pursuant to Rule 14a-8(i)(7).

Conclusion

Based upon the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2001 Proxy Materials. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters.

In accordance with Rule 14a-8(j), six copies of this letter and the Proposal are enclosed, and **[*37]** a copy is being sent to the Proponent. If you have any questions regarding any aspect of this request, please feel free to call the undersigned at (212) 735-2218.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

David J. Friedman

Exhibit A

Disclosure of Environmental Liabilities

WHEREAS:
. Our company has environmental policies and programs designed both to comply with environmental laws and to protect the company from environmental liability;

. The World Resources Institute published a report entitled Pure Profit: the Financial Implications of Environmental Performance which analyzed 13 pulp and paper companies (including **Mead** Corporation;

. The World Resources Institute (WRI) is an independent, non-profit research center. WRI's Chairman is William D. Ruckelehaus, former head of the Environmental Protection Agency under Presidents Richard Nixon and Ronald Reagan, and for 10 years Senior Vice President of Corporate Affairs for Weyerhaeuser Corporation;

. The Pure Profit report won the Moskowitz Prize, a juried award for papers of academic excellence, **[*38]** and was awarded Best Paper at the University of North Carolina Kenan-Flagler Business School *Greening of Industry* conference. It was funded in part by the Environmental Protection Agency (EPA), the MacArthur Foundation, and the Heinz Endowment;

. The American Forest & Paper Association (AF&PA) and leading pulp and paper companies cooperated on the Pure Profit report by helping to identify environmental risks, their potential significance and likelihood. In addition, published literature was researched, the EPA and other governmental agencies were consulted, and numerous environmental scientists, industry consultants, academics, and non-governmental organizations gave input;

. The Pure Profit report used forward-looking financial analysts and standard investment decisionmaking techniques to measure financial exposure to environmental risk. These established methodologies were pioneered in the 1970's and have since become valuable corporate decisionmaking tools;

. The realization of environmental risks can affect the revenues, cash flows, or asset values of most companies in the pulp and paper industry. The present value of these future costs and liabilities (discounted **[*39]** at average industry capital costs) was for most of the 13 companies analyzed over 5% - and for three companies over 10% - of then-current market capitalization;

. Although Pure Profit states that **Mead** Corporation was included, the report does not identify by name of company the rankings of the 13 companies analyzed, and therefore does not disclose the magnitude of the investment risk specifically related to our company;

. Liabilities of the magnitude identified and discussed by the Pure Profit report could, we believe, have major impacts on corporate earnings and dividends. Cause a company's insurance rates to escalate, and jeopardize a company's bond credit ratings, thereby significantly increasing borrowing costs for any company so affected;

. Our company, even though it must be aware of the exposures suggested by the Pure Profit report, has not comprehensively disclosed or discussed them with shareholders;

THEREFORE, be it resolved: shareholders request the Board to prepare by six months after the stockholders meeting (at reasonable expense and excluding proprietary information) a report on the *current* status of the issues raised in Pure Profit as they **[*40]** affect our company. Included in this report should be a description of **Mead** Corporation's own liability projection methodology (if different) and an assessment of other major environmental risks, such as those created by climate change.

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7)

March 20, 2001

[*1] Willamette Industries, Inc.

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 20, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: **Willamette** Industries, Inc.
Incoming letter dated January 25, 2001

The proposal provides that the board of directors shall create an independent committee to prepare a report of **Willamette's** environmental problems and efforts to resolve them, including an estimate of worst case financial exposure due to environmental issues for the next ten years as well as other matters specified in the proposal.

There appears to be some basis for your view that **Willamette** may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if **Willamette** omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which **Willamette** relies.

Sincerely,

Keir Devon Gumbs
Attorney-Advisor

INQUIRY-1: MILLER|NASH LLP

ATTORNEYS AT LAW

Miller Nash LLP

3500 U.S. **[*2]** Bancorp Tower

111 S.W. Fifth Avenue

Portland, OR 97204-3699

(503) 224-5858

(503) 224-0155 fax

frantz@millernash.com

(503) 205-2552 direct line

January 25, 2001

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject: **Willamette** Industries, Inc.
File No. 1-12545
Shareholder Proposal of David L. Johnson

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we enclose on behalf of our client, **Willamette** Industries, Inc. (the "Company"), six (6) copies of this letter and a proposal and supporting statement that have been submitted to the Company for inclusion in the Company's proxy materials relating to its 2001 annual meeting of shareholders. This proposal was submitted to the Company by David L. Johnson (the "Proponent"). The proposal relates to "a report to shareholders on the Company's environmental problems and efforts to resolve them."

The Company intends to omit the Proponent's proposal and supporting statement from its proxy materials pursuant to Rules 14a-8(i)(7), 14a-8(i)(10), **[*3]** 14a-8(i)(6), and 14a-8(i)(3) under the Exchange Act. Rule 14a-8(i)(7) authorizes the omission of a proposal if it "deals with a matter relating to the company's ordinary business operations"; Rule 14a-8(i)(10) authorizes the omission of a proposal if it has been substantially implemented; Rule 14a-8(i)(6) authorizes the omission of a proposal "if the company . . . lack[s] the power . . . to implement the proposal"; and Rule 14a-8(i)(3) authorizes the omission of a proposal if it is vague and misleading.

Bases for Exclusion

1. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because the Proposal Relates to the Company's Ordinary Business Operations.

The proposal may be omitted pursuant to Rule 14a-8(i)(7) because it deals with compliance with federal, state, and local environmental laws and regulations, a matter that relates to the Company's ordinary business operations.

A. Excludability Under Rule 14a-8(i)(7).

A proposal may be omitted under Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." Rule 14a-8(i)(7) is intended to exclude proposals that "involve business matters that are mundane in nature and do not involve **[*4]** any substantial policy or other considerations." Exchange Act Release No. 12,999 (Nov. 22, 1976). As explained by the SEC, the ordinary business exclusion under Rule 14a-8(i)(7) rests on two central considerations:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decision on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as **[*5]** a group, would not be in position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies. Exchange Act Release No. 40-018 (May 21, 1998).

B. Compliance with Environmental Regulations.

The Proponent's proposal is directed at what, over the years, has become a significant part of the ordinary business operations of a forest products company. The proposal embodies a request that the Board of Directors of the Company prepare each year an extremely detailed and technical report on the Company's ongoing, day-to-day environmental protection and pollution-control activities. The proposal requests that the report set forth the following:

. the major challenges at **Willamette** facilities to comply with environmental regulations,

. an explanation of assessed fines due to noncompliance with environmental regulations,

. an assessment of any management culpability or responsibility for the fines as addressed by regulatory agencies,

. an estimate of worst case financial exposure due to environmental **[*6]** issues for the next ten years,

. an evaluation of company efforts to:

. reduce pollution by such methods as changes in management or operational systems, new capital expenditures, and application of new technologies, and

. involve employees, community organizations, and environmental groups in efforts to safeguard health and safety.

For many years, the Company's activities have been regulated by federal, state, and local regulations in the environmental and safety areas. Compliance with those laws and regulations are a part of the day-to-day business of the Company as it endeavors to operate its facilities in a clean, safe, efficient, and environmentally acceptable manner. The Company has a substantial staff devoted exclusively to the environmental component of its legal compliance program. This program includes the generation of literally hundreds of publicly available reports required by the environmental laws and regulations that apply to the Company's daily operations. The program also involves stringent oversight of and improvements to the Company's environmental practices.

In numerous other instances the SEC staff has concluded that proposals related to compliance **[*7]** with governmental statutes and regulations involve ordinary business and therefore are excludable pursuant to Rule 14a-8(i)(7). In Duke Power Company ("Duke Power") (February 1, 1988), for example, the SEC staff concurred that a proposal requiring an annual report detailing Duke Power's environmental protection and pollution control activities could be omitted from its proxy statement on Rule 14a-8(i)(7) grounds because compliance with government environmental regulations was considered part of Duke Power's ordinary business operations. This conclusion has been reached even when the subject matter of the report in question related to legal compliance issues. For example, in Allstate Corporation (February 16, 1999), despite the subject matter of the report, the SEC staff concluded that the proposal did not raise significant policy considerations and did relate to Allstate's ordinary business activities even though the proposal concerned the creation of an independent committee to prepare a report on alleged illegal activity by Allstate, other state actions against Allstate, and recommendations to control costs of actions. The SEC staff should not be distracted by the Proponent's references **[*8]** to the recent consent decree negotiated by the Company (which has been reported) and instead should focus on the fact that the Proponent is requesting a report concerning the Company's environmental legal compliance program, a matter which is part of the Company's ordinary business operations.

The Proponent's proposal also seeks to "micro-manage" the Company's environmental program by probing deeply into the often technical as well as economic challenges that may hamper the Company's ability to meet its environmental objectives. The relevant environmental regulations are extremely complex and their actual application to a company's operations confuse many people. The average shareholder, who presumably lacks advanced training in environmental regulation and compliance issues, would have difficulty evaluating the scientific data associated with compliance with environmental laws and regulations and the suitability of relevant equipment and technologies designed to assist in that goal. The Company, as a responsible corporate citizen, recognizes the highly technical and scientific nature of this field and employs a team of highly trained specialists to assist it with its environmental **[*9]** compliance. Meaningful decisions can not be made using a "translation" of this data in terms understood by the average shareholder.

C. Supervision and Accountability of Employees.

The Proponent's proposal also seeks to encroach upon the Company's relations with its employees by "increasing management accountability" and assessing any "management responsibility" for any fines imposed' for noncompliance with environmental laws and regulations. There are no limits on the reach of this aspect of the proposal - it applies to all management, regardless of the individual's position in the Company. As highlighted above, management of the workforce falls squarely within one of the two central themes of the ordinary business exclusion. The SEC staff has consistently concluded that "employment policies and practices with respect to . . . [the] non-executive workforce [are] uniquely matters relating to the conduct of the company's ordinary business operations." See, e.g., United Technologies Company (February 19, 1993) and Unisys Corporation (February 19, 1993).

D. The Proposal Does not Raise Significant Social Policy Issues Directly Tied to the Company's Operations Under the "Ordinary [*10] Business" Rule Analysis.

Despite the environmental theme and cursory references to "safeguard[ing] health and safety," the proposal does not address significant social policy concerns. Instead, it focuses on the financial consequences of a failure by the Company to comply with environmental laws and regulations. In the past, the SEC staff has distinguished between proposals concerning matters relating to environmental reporting on "ordinary business" grounds, see, e.g., Duke Power (February 1, 1988) and Carolina Power and Light Company (March 30, 1988) (concerning a report addressing Carolina Power and Light Company's releases of hazardous waste and its practices to control and manage such releases) and those that addressed significant social policy concerns, such as R.R. Donnelly & Sons Company (January 26, 1993) (concerning the adoption of the CERES Principles) and Exxon Corp. (March 18, 1999) (concerning the creation of a committee of outside directors to review and report on Exxon's contribution to global warming and recommend changes to Exxon's policies and practices to reduce carbon dioxide emssions).

Unlike the above referenced proposals that raise significant policy considerations, **[*11]** the Proponent's proposal does not seek to transform the Company's environmental practices; rather, it seeks to highlight the Company's environmental compliance problems, identify responsible individuals, and consider the impact of future fines for non-compliance with environmental laws and regulations on the Company's earnings, all of which are connected to the day-to-day operations of the Company's plants and facilities. None of these issues raise significant policy considerations nor are they a topic of widespread public debate. The proposal is concerned with the financial impact on the Company's earnings and the value of its shares, both of which are matters associated with the daily operation of the Company. Accordingly, the proposal may be properly omitted under Rule 14a-8(i)(7).

2. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Proposal Has Been Substantially Implemented by the Company.

The proposal may be omitted pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the proposal.

A. Excludability Under Rule 14a-8(i)(10).

A company need not implement a proposal word-for-word to rely on Rule 14a-8(i)(10). SEC Exchange **[*12]** Act Release No. 20,091 (August 16, 1983). The Company provides the majority of the requested information in legally mandated and voluntary disclosures. Any information requested by the proposal not covered by such disclosures concerns the Company's ordinary business operations or proprietary information.

B. Disclosures Under the Exchange Act.

Item 103 of Regulation S-K requires disclosure of administrative and judicial proceedings dealing with environmental matters. Such disclosure must be made if: (1) the proceeding is material to the business or financial condition of the Company; (2) the proceeding involves a claim for damages or potentially involves monetary damages exceeding 10 percent of the Company's or a subsidiary's consolidated current assets; or (3) a governmental authority is a party to the proceeding and the monetary sanctions are likely to be $ 100,000 or more. Item 303 of Regulation S-K requires a Management's Discussion and Analysis in which companies are required to disclose known future uncertainties and trends that may materially affect financial performance. The Company's Exchange Act reports include the disclosure required by Items 103 and 303 of Regulation **[*13]** S-K. In addition, the Company's Form 10-K reports, such as the one filed for the fiscal year ended December 31, 1999, attached hereto as Exhibit A, provide under Item 7 summaries of the federal, state, and local regulations governing the Company's emission of various substances and its compliance with such regulations. In essence, the Proponent's proposal requests that the Board of Directors of the Company produce an additional report on activities that the Company is already obligated to report on under the requirements of the Exchange Act. In the past, the SEC staff has concurred that such duplicative reporting is unnecessary when the subject matter of the additional report concerns a matter of ordinary business, which, as discussed above, the requested report does. See e.g., Eastman Kodak Company (February 1, 1991) (concluding that a proposal requiring disclosure of information contained in SEC disclosures is moot), and Johnson Controls, Inc. (October 26, 1999) (concerning the presentation of financial statements in reports to shareholders).

C. Disclosures Pursuant to Environmental Laws and Regulations.

In order to comply with federal, state, and local environmental laws **[*14]** and regulations, the Company must record and report on much of its activities. For example, to comply with laws and regulations relating to air emission and water discharges, the Company must report to governmental authorities on the levels of emissions discharged into the air or into water from all manufacturing facilities. Similarly, before any trees may be harvested, the Company must file a plan with the state forestry department detailing the location to be harvested, the equipment to be used, and the protective methods that will be implemented to protect the surrounding forest. From these publicly available reports, one could easily discover information requested by the Proponent, such as why a particular fine was imposed.

D. Disclosures Pursuant to Generally Accepted Accounting Principles.

The Company's annual reports to shareholders and the notes to its financial statements discuss in great detail the regulatory acts that govern the Company in the environmental arena. As required for all registrants under the Exchange Act, the Company utilizes generally accepted accounting principles (GAAP) in preparing its financial statements. In accordance with GAAP, the Company creates **[*15]** reserves for all likely contingent liabilities, including anticipated regulatory fines. The report requested by the Proponent goes well beyond the forward looking reserves created under GAAP and seeks, predictions about future regulatory actions which, at this time, may not even be contemplated or feasible. As demonstrated by its 1999 Annual Report to Shareholders (the "1999 Annual Report"), attached hereto as Exhibit B, the Company ensures that its shareholders are informed of these anticipated costs in an appropriate manner.

E. Voluntary Disclosures in the Company's Annual Report.

The Company voluntarily discloses additional information in its annual reports to shareholders. As detailed in its 1999 Annual Report, the Company participates in the Sustainable Forestry Initiative Program, has developed a written environmental policy program, has hired a Vice President for Environmental Affairs, and has formed a Corporate Compliance Committee. Similar to the proposed committee of "outside" independent directors, the Corporate Compliance Committee is responsible for implementing the Company's environmental policies and procedures and reports to the board of directors annually on **[*16]** how the program is functioning. In addition, designated managers throughout the Company are responsible for conducting operations in a way that minimizes environmental damage and maximizes environmental protection. Engineers, legislative analysts, and personnel from various departments are responsible and accountable for the Company's environmental performance.

In short, the Company believes that it has already substantially implemented the Proponent's proposal through mandatory and voluntary public reporting and the development of an internal network of staff who are accountable for the Company's environmental performance. There is precedent for concluding that the proposal has been substantially implemented because of existing practices. In International Business Machines Corporation (January 31, 1994), for example, the SEC staff concluded that a proposal requiring the company to adopt an environmental policy was moot because of the company's existing practices. Therefore, the proposal properly may be omitted under Rule 14a-8(i)(10).

3. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because it Is Beyond the Company's Power to Implement the Proposal.

The proposal may **[*17]** be omitted pursuant to Rule 14a-8(i)(6) because the Company lacks the ability to implement the requested proposal to publish financial predictions concerning future fines for noncompliance with environmental laws and regulations.

The report requested by the Proponent asks for an estimate of the worst case financial exposure due to environmental issues for the next ten years. In effect, the proposal asks the Company to quantify an uncertainty. The Company has no means to accurately predict what its financial exposure will be for the next ten years for noncompliance with environmental regulations, because the regulations themselves are evolving nearly as rapidly as the technologies available to measure or capture contaminants discharged by companies. In common with most large manufacturing companies, the Company would like to be able to predict that it will have no future financial liabilities for environmental noncompliance. However, other than the projections reflected by established reserves set out in its financial statements, the Company has no way of responsibly complying with the Proponent's request. Additionally, as mentioned in 2(D) above, the proposal requests the disclosure **[*18]** of information which is inconsistent with GAAP. Accordingly, if the Company is required to prepare the requested report, it would expose the Company to allegations that its financial reports are inaccurate or misleading. As the Company is obligated under the Exchange Act and related regulations to use GAAP and ensure that there is a reasonable basis for all forward looking statements, it is beyond the Company's power to implement the proposal and it may be omitted under Rule 14a-8(i)(6).

4. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because the Proposal Is Vague and Misleading.

Lastly, the Company believes that the Proponent's proposal may properly be omitted from its proxy materials under Rule 14a-8(i)(3) as vague and misleading.

The proposal seeks a report setting forth, among other things, "major challenges at **Willamette** facilities with environmental regulations," "an assessment of management culpability or responsibility for the fines," an "estimate of worst case financial exposure due to environmental issues for the next ten years," and an "evaluation of efforts to reduce pollution through changes in management, new capital expenditures, and the application of **[*19]** new technologies." The requested report's scope is extremely broad and receipt of such a report is likely to leave the Company's shareholders at a loss as to how to respond to it, particularly as the proposal lacks any description of the intended use by the shareholders of the information to be set out in the report.

Rule 14a-8(i)(3) allows a company to exclude proposals that contain false or misleading statements of material facts as defined in Rule 14a-9. As set forth in Rule 14a-9(a), false and misleading statements include omissions of material facts necessary to make the statements which are included not false or misleading. The proposal omits facts that are needed to give shareholders an accurate picture of the situation. Additionally, the proposal makes broad assertions likely to lead the average shareholder to make erroneous conclusions. Material may be considered misleading within the meaning of Rule 14a-9 if it "directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Note (b) to Rule 14a-9. Because the omitted facts and **[*20]** erroneous implications could influence how a reasonable shareholder might vote on this proposal, they are clearly material. See *TSC Industries v. Northway, Inc., 426 US 438 (1978)* (an omitted fact is material when there is a "substantial likelihood that a reasonable shareholder would consider [the omitted fact] important in deciding how to vote" on the proxy).

As shown below, the proposal and supporting statement are misleading in that, taken collectively, they imply that the Company has failed to inform its shareholders about the potential magnitude of the EPA fine and has not implemented effective systems to ensure future environmental compliance.

Paragraph one of the supporting statement addresses the fine levied against the Company by the EPA. The Proponent refers to an EPA estimate that the Company may need to spend "as much as $ 82 million . . . to bring its facilities into compliance;" however, he does not reference the source of this information. In its press release dated July 7, 2000, the EPA estimated that the Company would need to spend $ 74 million, not $ 82 million, to bring its facilities into compliance with current Clean Air Act regulations. **[*21]** More significantly, the Company's estimate of this cost is $ 28,000,000, as reflected in its press release dated July 20, 2000, and Part II, Item 1, of its Form 10-Q report for the quarter ended June 30, 2000.

Paragraph two of the supporting statement states that the magnitude of the fine has "shocked" the shareholders. No support for this conclusory statement is provided. Its alarmist tone is unwarranted because the Company has taken numerous steps to inform its shareholders of the potential magnitude of the fine. For example, on page 3 of its 1999 Annual Report, Duane C. McDougall, the Company's president and chief executive officer, explained to the shareholders that the Company was engaged in settlement talks with the EPA and that the Company had established a $ 10 million reserve to cover the potential fines, exclusive of the cost of implementing environmental controls. This paragraph also implies that the Company intentionally and knowingly misled its shareholders when it stated that it "believed it [was] in substantial compliance with federal, state, and local laws regarding environmental quality." Contrary to this implication, the statement accurately reflected the Company's **[*22]** belief notwithstanding the Company's subsequent settlement of the matter by consent decree to avoid litigation.

Paragraph three of the supporting statement implies that the Company continues to intentionally violate environmental regulations by stating "if continued, **Willamette's** environmental performance could diminish shareholder value." This paragraph also suggests that the Company has failed to adopt any environmental compliance practices when it states, "further damage to **Willamette's** image and shareholder value caused by successive environmental problems and attendant major fines and liabilities could occur if remedial action is not taken." As stated above, the Company has implemented and continues to implement new policies and procedures to ensure its compliance with environmental laws and regulations.

Paragraph four of the supporting statement implies, without providing any supporting evidence, that the corporate officers who sit on the Corporate Compliance Committee do not perform their assigned tasks effectively since their lack of independence "severely compromises" their ability to provide proper environmental oversight. Additionally, the Proponent fails to support his **[*23]** conclusion that an "outside independent director" would be more capable of ensuring compliance with existing and future environmental laws and regulations.

As a result of the foregoing misstatements and omissions, the supporting statement is vague and misleading in violation of Rule 14a-9 and is, therefore, excludable under Rule 14a-8(i)(3).

Conclusion

The Proponent's proposal properly may be omitted from the Company's proxy materials because it concerns matters relating to the Company's ordinary business operations, the Company has already substantially implemented the majority of the requested reporting and is not capable of reporting other requested information, and it contains false and misleading statements.

Pursuant to the provisions of Rule 14a-8(d), the Company, by copy of this letter with its exhibits, is notifying the Proponent of its intention to omit his proposal and supporting statement from its proxy materials relating to its 2001 annual meeting of shareholders.

The Company respectfully requests your review of this matter and your advice as to your position with respect thereto as soon as possible. As the Company is currently the subject of a tender offer and proxy **[*24]** contest by Weyerhaeuser Company, the timing of its 2001 annual meeting is presently uncertain, but the Company currently does not anticipate filing definitive proxy materials before early March.

Very truly yours,

Mary Ann Frantz

ATTACHMENT 1

SHAREHOLDER PROPOSAL

RESOLVED that the Board of Directors shall create a committee of independent directors to prepare a report to shareholders on the company's environmental problems and efforts to resolve them. The report should discuss the following: the major challenges at **Willamette** facilities to comply with environmental regulations, an explanation of assessed fines due to noncompliance with environmental regulations, an assessment of any management culpability or responsibility for the fines as addressed by regulatory agencies, and an estimate of worst case financial exposure due to environmental issues for the next ten years. In addition, the report should include an evaluation of company efforts to reduce pollution by such methods as changes in management or operational systems, new capital expenditures, application of new technologies, and the involvement of employees, community organizations and environmental groups **[*25]** in efforts to safeguard health and safety. The report shall be released at least four weeks prior to the annual meeting of shareholders and posted on the company's web page.

SUPPORTING STATEMENT

Willamette Industries received a $ 11.2 million fine in 2000 by the Environmental Protection Agency (EPA). This was the largest Industrial air pollution fine ever levied by the EPA against a company. In addition to the fine, it is estimated that Wiliamette may have to expend as much as $ 82 million (excluding the fine), according to EPA estimates, to bring its facilities into compliance.

The magnitude of the EPA fine is an embarrasament to our Company and has shocked shareholders. The fine was particularly startling since **Willamette** stated in a 1998 disclosure to the shareholders filed with the Securities and Exchange Commission, less than two years before the EPA fine was imposed, that "(the) Company believes it is in substantial compliance with federal, state and local laws regarding environmental quality."

If continued, **Willamette's** environmental performance could diminish shareholder value. This could be in part due to the exclusion of **Willamette** stock from the portfolios of **[*26]** many investors and funds who choose not to invest or are prohibited from investing in companies that pollute the environment and run afoul of environmental laws. Also, fines of this magnitude deprive the company of needed revenue and shareholders of a return on their investment. Further damage to **Willamette's** image and shareholder value caused by successive environmental problems and attendant major fines and liabilities could occur if remedial action is not taken.

The Company currently conducts periodic audits to evaluate the effectiveness of environmental programs and has established a Corporate Compliance Committee consisting of six "inside" corporate officers to monitor compliance with Company environmental policy. However, the independence of this inside committee is severely compromised. Clearly, a committee consisting of "outside" independent directors, as opposed to inside Company management, is needed to provide proper environmental oversight.

The establishment of a committee made up of independent director, to oversee and prepare a report on our Company's environmental compliance should increase management accountability to the Board of Directors, reduce regulatory fines, **[*27]** promote sound environmental and ethical practices, and improve our Company's image, financial performance and value to shareholders. Moreover, such a report should demonstrate to the public and the investment community that our Company is moving in the direction of greater disclosure on environmental matters and is attempting to solve its environmental problems in a forthright manner.

ATTACHMENT 2

David L. Johnson

426 White Oak Lane

Natchitoches, LA 71457

November 2, 2000

G.W. Hawley
Secretary
Willamette Industries Inc.
1300 SW 5th Avenue, Suite 3800
Portland, OR 97201

Via Certified Mail, Return Receipt Requested

RE: Shareholder Resolution

Dear Mr. Hawley:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the **Willamette** Industries Inc. ("Company") proxy statement to be circulated to company shareholders in the conjunction with the annual meeting.

I own shares of Company common stock exceeding $ 2,000 in current value, and I have held these shares continuously for more than one year prior to the date of submission.

Either I or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

[*28] Sincerely,

David L. Johnson

CFLETTERS

From: Michael R. Levin [m.levin@comcast.net]

Sent: Tuesday, January 24, 2006 7:37 PM

To: CFLETTERS

Cc: carol.vix@mcd.com

Subject: McDonald's Corp. - shareholder proposal

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel

via email: cfletters@sec.gov
copy to McDonald's Corporation: carol.vix@mcd.com

Ladies and Gentlemen:

I am in receipt of my copy of the letter dated January 13, 2006 from Gloria Santona of McDonald's Corporation ("McDonald's") to the Office of the Chief Counsel ("Letter") concerning McDonald's intention to omit from its proxy materials the shareholder proposal and supporting statement I submitted to McDonald's on December 5, 2005 ("Proposal"). Based on the Proposal and the Letter, McDonald's has not provided sufficient reason to omit the Proposal. Below I set forth my response to the Letter.

***

McDonald's seeks to omit the Proposal on two grounds: ordinary business operations (Rule 14a-(i)(7)) and false and misleading statements (Rule 14(a)-8(i)(3)).

The Proposal does not deal with McDonald's ordinary business operations

Here I rebut McDonald's two specific arguments that the Proposal deals with ordinary business operations. I also respond to McDonald's contention that the Staff has previously taken the position that proposals related to risk management, corporate strategy, and financing decisions relate to ordinary business operations. Finally, I add additional arguments how the Proposal addresses broad strategic issues that are indeed the proper subject of shareholder proposals.

McDonalds asserts two arguments concerning ordinary business operations. First, McDonald's seeks to omit the Proposal because it seeks to "subject ordinary business decisions and related transactions to direct shareholder oversight." Second, McDonald's also seeks to omit the Proposal because the company claims it will "micro-manage" McDonald's. However, properly construed, the Proposal does not address "ordinary business decisions" nor does it "micro-manage" McDonalds. Instead, it raises issues that in fact constitute a proper and appropriate matter for discussion among shareholders, the Board of Directors, and management.

McDonald's first asserts that the Proposal seeks to "subject ordinary business decisions and related transactions to direct shareholder oversight." The company goes on to state that "[d]ecisions concerning risk management, insurance, cash management, debt levels, and financing alternatives are inherently functions that are handled by a corporation's management under the supervision of its board of directors." To the extent that the Proposal addresses "[d]ecisions concerning risk management, insurance, cash management, debt levels, and financing alternatives" it does not prescribe specific management tactics. Nowhere does the Proposal recommend or require specific tactics about how to manage cash, cash flow or debt, such as types of cash management or debt transactions, specific financial products, or specific counterparties with whom McDonald's should contract. Instead, the Proposal indicates that specific outcomes related to these items will likely result from implementation of a comprehensive risk strategy. The Staff has previously taken the position that companies may not omit proposals that address the Board of Directors' role in setting company strategy (*Ameren Corporation,* January 4, 2002; *Duke Energy Corporation,* January 24, 2002).

McDonald's also asserts that the Proposal will "micro-manage" the company by "limiting the types of risk management transactions that McDonald's would be able to enter into and by specifying the types of financial alternatives and risk management instruments that McDonald's could consider." Again, nowhere does the Proposal recommend or require specific financial alternatives or risk management instruments, or specific counterparties with whom McDonald's should contract. Rather, the Proposal indicates that implementing the risk strategy will likely serve to reduce cash and working capital and change the structure of the company's debt. To the extent that the Proposal does address an aspect of risk strategy that will likely lead to Board of Directors' discussion of McDonald's insurance programs, the Staff has previously taken the position that companies may not omit proposals that concern how much insurance a company needs for its operations (*Baltimore Gas & Electric Company,* February 6, 1990).

Furthermore, McDonald's asserts that in seeking to "micro-manage" the company, the Proposal seeks shareholder participation in decisions that "are inherently based on complex financial, tax, accounting, and business considerations that are generally outside the knowledge and expertise of shareholders. The average shareholder would have difficulty understanding, much less evaluating the risk management and financing alternatives that are available to and appropriate for McDonald's." However, the Proposal does not ask shareholders to vote on specific risk management tactics, such as precise terms or counterparties for a risk transfer transaction, where shareholders might not have the "knowledge and expertise" to decide how to vote. Rather, it recommends that McDonald's "adopt and implement a comprehensive risk strategy", with implementation likely to include various general steps set forth in the Proposal. Also, to the extent that the Proposal does in fact ask shareholders to vote on such complex considerations, McDonald's itself thinks these considerations falls within shareholder knowledge and expertise. McDonald's acknowledges this in its extensive disclosures on risk management tactics in its financial statements and other filings with the Securities and Exchange Commission ("SEC"), presumably to provide shareholders with the very information that it asserts shareholders do not have the knowledge and expertise to understand and interpret.

McDonald's also asserts that eight prior Staff positions have allowed other companies to exclude ostensibly similar proposals. However, none of the excluded proposals that McDonald's cites bear any material similarity to the Proposal. Of the eight prior proposals cited:

- four proposals required the subject company to prepare a report to shareholders about environmental hazards (*Newmont Mining Corporation,* February 4, 2004; *The Chubb Corporation,* January 25, 2004; *Willamette Industries, Inc.,* March 20, 2001; *The Mead Corporation,* January 31, 2001); the Proposal does not require any such report to shareholders, nor does it address environmental hazards.
- one proposal (*Merck & Co.,* February 9, 2001) required the subject company to review the quality and ethics of individual business units, dismantle substandard businesses, and dismiss certain employees; nowhere does the Proposal require McDonald's to review specific businesses with respect to quality and ethics, dismantle any businesses, or dismiss any employees.
- one proposal (*Harken Energy Corp.,* March 30, 2001) required the subject company to obtain shareholder approval to authorize and issue common stock; nowhere does the Proposal address how McDonald's will obtain shareholder approval to authorize and common stock.
- one proposal (*Sempra Energy,* February 7, 2000) required the subject company to invest in certain subsidiaries; the Proposal does not address any specific investments in any given business or sector.
- one proposal (*General Electric Company,* February 15, 2000) required the subject company to report to shareholders on sources of government-related financing; the Proposal does not require any such report to shareholders, nor does it address sources of government-related financing.

Beyond McDonald's arguments against including the Proposal, there are two other reasons why the Proposal addresses broad strategic issues that are the proper subject of shareholder proposals.

First, how a company takes and manages risk is a fundamental component of a company's direction and strategy. In the same way that shareholders and management discuss and agree on goals and plans for a corporation's returns or profits, they should also discuss and agree on goals and plans for the risk taking and management that underlies the activities that lead to returns or profits. The Proposal merely recommends that the Board of Directors engage in such discussions in a particular manner: they will "adopt and implement a comprehensive risk strategy" along with several steps to implement the strategy. On at least one other occasion, Staff has refused to concur with a request for no-action in a similar case, in which a shareholder proposed that a company provide appropriate disclosure of the risk of a given business, so that shareholders could evaluate for themselves and discuss with management the risk of the business (*Merrill, Lynch & Co.,* December 29, 1994).

Second, the Proposal addresses a fundamental and material difference between the interests of shareholders and management, specifically in their different views of how much risk the firm should take. In the Supporting Statement, the Proposal sets forth the reasoning underlying the estimated $0.10 per share impact of adopting and implementing the comprehensive risk strategy, namely excessive managerial risk aversion relative to shareholders' appetite for risk. In many other similar instances involving differences between the interests of shareholders and management, such as related to shareholder rights plans and executive compensation, companies have not been allowed to omit proposals from shareholders.

The proposal does <u>not</u> violate Rule 14a-9

McDonald's asserts that the Proposal violates this rule in three ways: it contains false and misleading statements, it contains unfounded statements that impugn management's character, and is vague. Below I rebut all three assertions.

The proposal does <u>not</u> contain false and misleading statements

First, McDonald's criticizes the assertion in the Proposal that the company lacks a comprehensive risk strategy, and asserts that the company "has a comprehensive strategy and approach to risk management which is monitored by McDonald's management and its board of directors and which addresses financial risk as well as other types of risk that McDonald's considers in its operations." If McDonald's indeed has such a strategy, a shareholder cannot find any evidence of it in any SEC filings, annual reports, press releases, or other information issued by the company. In the absence of such evidence, the Proposal's assertion cannot be false or misleading.

McDonald's also criticizes the assertion in the Proposal of a cost of $200 million in cash flow due to managerial risk aversion. McDonald's does not indicate whether it believes this assertion is false or misleading, or shows how it is false or misleading. The company does claim that the assertion "is made without any explanation of how the calculation was made or any reference to the information on which it is based." However, the absence of an "explanation for how the calculation was made" is neither false nor misleading, and McDonald's fails to show how any of the specific statements in the Proposal are in fact false or how they guide shareholders to an unwarranted or incorrect conclusion. Also, because of the space limitations imposed in a shareholder proposal, there is no room to include detailed calculations. However, if McDonald's will allow a longer proposal than regulations currently require them to allow, I would be pleased to provide sources and calculations.

McDonald's also criticizes the assertion in the Proposal that shareholders have a higher tolerance for variability than management as "subjective, unverifiable, and merely an expression...of opinion." It also calls such opinion "implausible." However, there is an abundant literature that sets forth both theory and evidence about executive risk aversion in many companies. The prevailing view among academics, investors, and other observers is that executives in general are more risk averse than investors (see Shapira, Zur; 1994; <u>Risk Taking - A Managerial Perspective</u>; New York: Russell Sage Foundation and Tufano, Peter; 1998; Agency Costs of Risk Management, <u>Financial Management</u>, Vol. 27, No. 1 (Spring), p. 67-77, among many other sources). In addition, consistent with that literature, executives at McDonald's are in fact more risk averse than shareholders, as shown by the analyses referenced in the Proposal, particularly that which addresses the amount of cash flow that shareholders forego because executives choose to transfer risks that shareholders would not chose to transfer.

McDonald's goes on to assert that the Proposal may "mislead investors to believe that management is demonstrably acting inconsistently with the wishes of shareholders and that approval of the Proposal is necessary to protect the interests of shareholders." Indeed, this concern, expressed so precisely and succinctly by McDonald's, leads to the need for the Proposal in the first place. If management acts in a manner consistent with the wishes of shareholders, a comprehensive risk strategy will reveal this clearly, and management should have no concern about any negative impact from the Proposal. However, management has provided no evidence of such consistent action. If management acts in a manner inconsistent with those wishes, then a comprehensive risk strategy will begin to rectify such an unacceptable situation.

The proposal does <u>not</u> contain unfounded statements that impugn management's character

McDonald's asserts that the Proposal's claims of managerial risk aversion "call into question management's competence". The company believes these assertions impugn the character, integrity, or personal reputation, or make charges of improper, illegal, or immoral conduct. Seeing as there are no laws or regulations concerning executive attitudes toward risk, I presume that McDonald's worries that these statements impugn the character, integrity, or personal reputation of its executives. Risk aversion relates to an executive's attitude toward business decisions and how much variability he or she will accept in a business' results. McDonald's does not show how degree or extent of risk aversion relates to character, integrity, or personal reputation, all qualities that involve executives' honesty, truthfulness, and trustworthiness. Indeed, the Proposal takes an even, dispassionate tone, and nowhere attributes a personal source for executive risk aversion, such as character, integrity, or reputation.

The proposal is <u>not</u> vague

McDonald's claims that the Proposal provides "very little guidance to McDonald's or is shareholders regarding what exactly is being proposed. It is not clear to the company what "independent research" would guide the formulation of this new risk strategy. Even less clear is how the policy would be made consistent with the "overall level of variability in financial results that investors expect from their investment"." However, there is abundant independent research on risk-taking and risk management, some of which I have cited above, and with which McDonald's should be familiar. The other critical terms that puzzle McDonald's are familiar to both their management and shareholders, have plain, precise meanings, and are not "so vague that McDonald's would be as hard-pressed to implement it as McDonald's shareholders would be to understand what they were being asked to approve." McDonald's and its shareholders should be familiar with the concept of "strategy", as the company refers repeatedly to the concept it its SEC filings, annual reports, press releases, and other shareholder communication. McDonald's and its shareholders are also familiar with the concept of "risk", as elsewhere in the Letter the company asserts it already has a "comprehensive strategy and approach to risk management." McDonald's is also familiar with the concept of "variability in financial results", as it refers to the concept in its SEC filings.

To the extent that Staff has a basis for believing the proposal is vague, pursuant to prior Staff opinions I would like the opportunity to redraft the sections that Staff believes are vague in an effort to comply with the requirements of Rule 14a-9.

***

For these reasons we believe that McDonald's Corporation may not exclude the proposal from the 2006 Proxy Statement and respectfully request that the Staff recommend enforcement action should McDonald's Corporation so exclude the proposal. In the event that the Staff does not concur with my position or desires additional information in support of this position, I would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Please feel free to contact me via reply to this email or at 847.830.1479.

Thanks for your consideration.

MRL

Michael R. Levin
1863 Kiest Avenue
Northbrook, IL 60062
847.291.3431 (home)
847.291.3840 (fax)
847.830.1479 (mobile)
m.levin@comcast.net

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: McDonald's Corporation
Incoming letter dated January 13, 2006

The proposal requests that the board adopt and implement a comprehensive risk strategy, including specific steps outlined in the proposal.

There appears to be some basis for your view that McDonald's may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., risk management). Accordingly, we will not recommend enforcement action to the Commission if McDonald's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which McDonald's relies.

Sincerely,

Mark F. Vilardo
Special Counsel